PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 4, 1997)

                                  $325,000,000

[LOGO]                   PRIDE PETROLEUM SERVICES, INC.

                          9 3/8% SENIOR NOTES DUE 2007

     The 9 3/8% Senior Notes due 2007 (the "Notes") offered hereby (the
"Notes Offering") are being issued by Pride Petroleum Services, Inc. (the "Company"). Interest on the Notes is payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997. The Notes will mature on May 1, 2007. The Notes will not be redeemable prior to May 1, 2002, after which the Notes will be redeemable, in whole or in part, at the option of the Company at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. In the event the Company consummates a Public Equity Offering (as defined herein) (other than the Common Stock Offering described below) on or prior to May 1, 2000, the Company at its option may use all or a portion of the proceeds from such Public Equity Offering to redeem up to $108,333,000 principal amount of the Notes at a redemption price equal to 109.375% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $216,667,000 aggregate principal amount of Notes remains outstanding immediately after such redemption. In the event of a Change of Control (as defined herein), the Company will be obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The Notes will be senior unsecured obligations of the Company and will rank PARI PASSU in right of payment with all other senior indebtedness of the Company, and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. As of December 31, 1996, on a pro forma combined basis after giving effect to the Recent Transactions (as defined herein), the Offerings (as defined herein) and the application of the net proceeds therefrom, the Company would have had an aggregate of approximately $690.5 million of consolidated indebtedness, of which approximately $52.5 million was subordinated to the Notes, approximately $34.7 million was unsecured and PARI PASSU with the Notes and approximately $278.3 million was secured or owed by subsidiaries and therefore effectively senior to the Notes. The Indenture Supplement governing the Notes (the "Indenture Supplement") will permit the Company and its subsidiaries to incur additional Indebtedness (as defined herein) in the future, subject to certain limitations. See "Description of Notes."

     The Notes will be issued in the form of one or more global Notes (the "Global Notes") registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary (the "Depositary"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Book Entry, Delivery and Form." The
Company does not intend to list the Notes on any national securities exchange.

     In connection with the Notes Offering, the Company is offering 4,300,000 shares (4,945,000 shares if the underwriters' over-allotment option is exercised in full) of its common stock, no par value ("Common Stock"), for sale to the public pursuant to a separate prospectus supplement (the "Common Stock
Offering" and, together with the Notes Offering, the "Offerings"). Neither the Notes Offering nor the Common Stock Offering is contingent upon the consummation of the other. There can be no assurance that the Common Stock Offering will be consummated and, if so, on what terms.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN THE NOTES SHOULD CONSIDER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

---------------------------------------------------------------------------
                     PRICE        UNDERWRITING         PROCEEDS
                    TO THE        DISCOUNTS AND          TO THE
                   PUBLIC(1)     COMMISSIONS(2)       COMPANY(3)
---------------------------------------------------------------------------
Per Note.......         100.0%          2.375%             97.625%
Total..........  $325,000,000      $7,718,750        $317,281,250
---------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS (AS DEFINED HEREIN) AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED TO BE $681,250.

     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment therefor in New York, New York on or about May 7, 1997.

DONALDSON, LUFKIN & JENRETTE
       SECURITIES CORPORATION
            JEFFERIES & COMPANY, INC.
                      ROBERT W. BAIRD & CO.
                             INCORPORATED
                                     MORGAN KEEGAN & COMPANY, INC.
                                            SIMMONS & COMPANY
                                                  INTERNATIONAL
                                                              SOUTHCOAST CAPITAL
                                                                   CORPORATION

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 2, 1997.

                                    [GRAPHIC]

The NYMPHEA, a third-generation semisubmersible rig, is scheduled to begin a four year contract with Petrobras in July 1997.

                                    [GRAPHIC]

The ILE DU LEVANT, an independent-leg, cantilevered jackup rig, is operating on Lake Maracaibo in Venezuela.

                                    [GRAPHIC]

The ALLIGATOR, one of the Company's self-erecting tender-assisted rigs, was acquired in the Forasol transaction.

                                    [GRAPHIC]

The JIM BAWCOM, one of the Noble Rigs to be acquired, is a 250', mat-supported jackup rig, which currently operates in the Gulf of Mexico.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING, AMONG OTHERS, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) INCLUDED IN AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, REFERENCES IN THIS PROSPECTUS SUPPLEMENT TO THE "COMPANY" OR "PRIDE" ARE TO PRIDE
PETROLEUM SERVICES, INC. AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE PRO FORMA INFORMATION CONTAINED HEREIN GIVES EFFECT TO THE FOLLOWING TRANSACTIONS (COLLECTIVELY REFERRED TO HEREIN AS THE "RECENT TRANSACTIONS"):
(I) THE ACQUISITION OF QUITRAL-CO S.A.I.C. ("QUITRAL-CO") IN APRIL 1996 AND
THE RELATED FINANCING TRANSACTIONS, (II) THE DIVESTITURE OF THE COMPANY'S DOMESTIC LAND-BASED WELL SERVICING OPERATIONS IN FEBRUARY 1997, (III) THE ACQUISITION OF THE OPERATING SUBSIDIARIES OF FORASOL-FORAMER N.V. (COLLECTIVELY, "FORASOL") IN MARCH 1997 AND THE RELATED FINANCING TRANSACTIONS AND (IV) THE CONVERSION IN THE FIRST QUARTER OF 1997 OF $28.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF THE COMPANY'S CONVERTIBLE SUBORDINATED DEBENTURES INTO 2.3 MILLION SHARES OF COMMON STOCK. UNLESS OTHERWISE INDICATED, THE PRO FORMA COMBINED INFORMATION CONTAINED HEREIN ILLUSTRATES THE EFFECT ON THE COMPANY'S PRO FORMA DATA OF THE OFFERINGS AND THE APPLICATION OF THE NET PROCEEDS THEREFROM, INCLUDING THE PURCHASE OF 12 MAT-SUPPORTED JACKUP RIGS AND THE HULL OF AN ADDITIONAL JACKUP RIG (THE "NOBLE RIGS") FROM NOBLE DRILLING CORPORATION AND CERTAIN SUBSIDIARIES (COLLECTIVELY, "NOBLE").

                                  THE COMPANY

     The Company is a leading domestic and international provider of contract drilling and related services, operating both on land and offshore. In recent years, the Company has focused its growth strategy on the higher margin offshore and international drilling and workover markets. Consistent with this strategy, the Company acquired several international and offshore businesses, including Quitral-Co and Forasol, and divested its domestic land-based well servicing operations, thereby transforming the Company into one of the largest and most diversified drilling contractors in the world. The Company operates a global fleet of 279 rigs, including two semisubmersible rigs, eight tender-assisted rigs, three jackup rigs, five floating lake barge rigs, one posted swamp barge rig, 22 offshore platform rigs, 76 land-based drilling rigs and 162 land-based workover rigs. The significant diversity of the Company's rig fleet enables the Company to provide a broad range of services and to take advantage of market upturns while reducing its exposure to sharp downturns in any particular market sector or geographic region. With the closing of the pending purchase of the Noble Rigs, the Company will add 12 mat-supported jackup rigs and the hull of an additional jackup rig to its offshore fleet. The Company's rig fleet operates in some of the most prolific hydrocarbon producing regions in the world, as depicted below:

                          PRIDE'S WORLDWIDE OPERATIONS

                  [MAP DEPICTING PRIDE'S WORLDWIDE OPERATIONS]

     The Company has grown rapidly in recent years, increasing revenue 203% from $182.3 million in 1994 on a historical basis to $552.7 million in 1996 on a pro forma basis. Over the same period, the Company increased EBITDA 403% from $17.3 million in 1994 on a historical basis to $86.8 million in 1996 on a pro forma basis. On a pro forma combined basis, the Company would have had revenue of $621.5 million and EBITDA of $115.2 million in 1996, representing increases of 241% and 567% from the respective historical levels in 1994.

     International and offshore markets, where the Company now focuses its operations, generally offer greater profit potential than domestic land-based markets, primarily as a result of less competition, higher utilization rates and stronger demand resulting from a general trend by major oil and gas operators to shift expenditures to exploration and development activities abroad and in the Gulf of Mexico.

     Internationally, the Company has established leading market positions in several operating regions. In Argentina, the Company operates a land-based fleet of 36 drilling rigs and 109 workover rigs. In Venezuela, the Company operates three jackup rigs, one tender-assisted rig, five lake barge rigs, 12 land-based drilling rigs and 33 land-based workover rigs. In Colombia, the Company operates 13 land-based drilling rigs and six land-based workover rigs. In the western and northern regions of Africa and in the Middle East, the Company operates two semisubmersible rigs, six tender-assisted rigs, one swamp barge rig and seven land-based drilling and workover rigs.

     In the Gulf of Mexico, the Company operates a fleet of 22 self-erecting platform rigs and is constructing one additional rig, making it the largest contractor of such offshore platform rigs in this market with approximately 45% of available capacity and a fleet approximately twice as large as that of its next largest competitor. The purchase of the Noble Rigs will position the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

BUSINESS STRATEGY

     The Company's strategy is focused on achieving revenue and earnings growth through:

         o Establishing and maintaining leading market positions to maximize operating performance.

         o  Diversifying operations by asset class and geographic region.

         o Developing and maintaining long-term relationships with major oil and gas companies, including state-owned companies, by providing a full range of drilling expertise and technology.

         o Acquiring businesses and assets in international onshore and offshore markets and domestic offshore markets where significant consolidation savings and economies of scale can be achieved.

         o Acquiring or constructing offshore and deepwater rigs, primarily supported by long-term contracts.

     Implementation of this strategy, including the Recent Transactions, has repositioned the Company to take advantage of the benefits resulting from operating a balanced fleet, which the pending purchase of the Noble Rigs is expected to enhance. These benefits include more stable cash flows produced by the Company's international and offshore rigs under term contracts, improved cash flow and higher margins generally produced by offshore rigs, reduced exposure to downturns in a single market and increased exposure to higher margin international and offshore drilling and workover markets. To reflect more accurately the nature and scope of the Company's current operations and business strategy, the Board of Directors of the Company has approved a proposal to change the name of the Company to Pride International, Inc., which is being submitted to the Company's shareholders for their approval at the Company's Annual Meeting of Shareholders to be held on May 22, 1997.

RECENT DEVELOPMENTS

     Consistent with its business strategy, the Company has realigned its operations to concentrate on more profitable international and offshore drilling markets, as evidenced by the following transactions:

        o QUITRAL-CO ACQUISITION. In April 1996, the Company acquired Quitral-Co (now Pride International S.A.) from Perez Companc S.A. and others for an aggregate purchase price of $140 million. Quitral-Co, the largest drilling and workover contractor in Argentina, added 23 land-based drilling and 57 land-based workover rigs in Argentina and seven land-based drilling and 23 land-based workover rigs in Venezuela to the Company's existing fleets in those countries.

        o DIVESTITURE OF U.S. LAND-BASED OPERATIONS. In February 1997, the Company completed the divestiture of its domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana, to Dawson Production Services, Inc. for approximately $136 million in cash. The Company retained 14 of its larger land-based rigs for redeployment to international markets, four of which have since been redeployed. The divested operations generated the Company's lowest operating margins.

        o FORASOL ACQUISITION. In March 1997, the Company acquired Forasol for approximately $113 million in cash and 11 million shares of Common Stock. The transaction provided entry into new international markets while contributing additional capacity in the Company's existing Latin American markets, as well as a deepwater asset base and expertise. Forasol provides drilling, workover and engineering services in more than 15 countries, including substantial operations in Latin America and West Africa, and operates a diversified fleet of offshore rigs, including two semisubmersible rigs, three jackup rigs, seven tender-assisted rigs, three lake barge rigs and one swamp barge rig, and an international fleet of 29 land-based rigs. The Company recently acquired an additional tender-assisted rig for $6.5 million, which is currently located in West Africa and being marketed for several projects.

        o PURCHASE OF NOBLE RIGS. In February 1997, the Company entered into a definitive agreement to purchase the Noble Rigs, consisting of 12 mat-supported jackup rigs and the hull of an additional jackup rig, for $265 million in cash. The purchase, which is subject to completion by the Company of satisfactory financing arrangements and a purchase price adjustment if the transaction closes prior to June 3, 1997, will position the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater. See "The Noble Rigs."

        o ADDITIONAL ACTIVITIES. In addition to the transactions described above, since mid-1993 the Company acquired six businesses with an aggregate of 62 land-based rigs serving international markets and a fleet of 22 platform rigs serving the domestic offshore market. The Company has further expanded international operations by deploying 35 rigs from its former U.S. land-based fleet, primarily to Argentina and Venezuela, and by constructing new offshore rigs, including two lake barge rigs operating in Venezuela and four offshore platform rigs operating in the Gulf of Mexico.

     FIRST QUARTER RESULTS OF OPERATIONS. The Company reported net earnings for the first quarter of 1997 of $44.9 million, or $1.15 per share, on revenues of $131.4 million. Net earnings include a gain on the divestiture of the Company's U.S. land-based well servicing operations of $54.6 million, net of tax. The gain was partially offset by (i) a charge of $13.3 million, net of tax, for costs expected to be incurred in connection with the combination of the business units of Forasol with the Company's existing operations, (ii) a charge of $4.6 million relating to the conversion of $28.0 million aggregate principal amount of the Company's convertible subordinated debentures and (iii) a charge of $288,000, net of tax, as a result of the Company's decision to cease operations in Russia. Excluding such nonrecurring items, net earnings were $8.6 million, or $.23 per share, for the quarter. For the same period in 1996, the Company reported net earnings of $2.8 million, or $.11 per share, on revenues of $66.2 million. The increase in revenues and earnings was primarily attributable to the inclusion of the businesses and assets acquired in the Recent Transactions, the most significant of which to this year's first quarter operating results was that of Quitral-Co.

                               THE NOTES OFFERING

Securities...............  9 3/8% Senior Notes due 2007.
Principal Amount.........  $325,000,000.
Maturity Date............  May 1, 2007.
Interest Payment Dates...  May 1 and November 1 of each year, commencing November 1, 1997.
Optional Redemption......  The Notes will be redeemable, at the Company's option, in whole or in part from time to time on or after May 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. In the event the Company consummates a Public Equity Offering (other than the Common Stock
                           Offering) on or prior to May 1, 2000, the Company at its option may use all or a portion of the proceeds from such Public Equity Offering to redeem up to
                           $108,333,000 principal amount of the Notes at a redemption price equal to
                           109.375% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least
                           $216,667,000 aggregate principal amount of Notes remains outstanding immediately after such redemption. See "Description of Notes -- Optional
                           Redemption."
Ranking..................  The Notes will be general senior unsecured obligations of the Company, ranking PARI PASSU in right of payment with all senior indebtedness of the
                           Company and senior in right of payment to all subordinated indebtedness of the Company. As of December 31, 1996, on a pro forma combined basis, the
                           Notes would have been effectively subordinated to approximately $47.8 million of secured indebtedness of the Company and to approximately $230.5 million of indebtedness of the Company's subsidiaries. In addition, the Company has a revolving credit facility secured by the accounts receivable, inventory and intangibles of the Company and its domestic subsidiaries, all of the stock of the Company's domestic subsidiaries, two-thirds of the stock of the Company's foreign subsidiaries and certain other assets, whereas the Notes will not be secured by any assets of the Company. In the event that any subsidiary of the
                           Company guarantees any Indebtedness of the Company, such subsidiary (a
                           "Subsidiary Guarantor"), with certain exceptions, will be required to guarantee the Notes (the "Subsidiary Guarantees"). Initially, there are expected to be no Subsidiary Guarantors. See "Description of
                           Notes -- Subsidiary Guarantees of Notes" and "-- Ranking."
Change of Control........  Upon a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of
                           Notes -- Change of Control."
Certain Covenants........  The Indenture Supplement will contain covenants limiting the ability of the
                           Company and its subsidiaries to, among other things, pay dividends or make other restricted payments, incur additional indebtedness and issue preferred stock, create liens, incur dividend and other payment restrictions affecting subsidiaries, enter into mergers or consolidations, make asset sales, enter into transactions with affiliates and engage in other lines of business.
                           These covenants are subject to certain exceptions and qualifications. See
                           "Description of Notes -- Certain Covenants" and " -- Consolidation, Merger
                           and Sale of Assets."
Use of Proceeds..........  The net proceeds from the Offerings will be used to finance the purchase of the Noble Rigs, to refurbish two of the Noble Rigs, to repay outstanding indebtedness and for general corporate purposes. See "Use of Proceeds."
Common Stock Offering....  In connection with the Notes Offering, the Company is offering 4,300,000 shares (4,945,000 shares if the underwriters' over-allotment option is exercised in full) of Common Stock for sale to the public. Neither the Notes
                           Offering nor the Common Stock Offering is contingent upon the consummation of the other.

                             SUMMARY FINANCIAL DATA

     The following tables set forth summary historical, pro forma and pro forma combined financial information for the Company as of the dates and for the periods indicated. The summary unaudited pro forma financial information illustrates the effect of the Recent Transactions. The summary unaudited pro forma combined financial information illustrates the effect on the Company's pro forma data of the Offerings and the application of the net proceeds therefrom, including the purchase of the Noble Rigs. The unaudited pro forma combined financial information does not purport to represent what the Company's financial position or results of operations actually would have been had such transactions in fact occurred at or prior to December 31, 1996 or the period then ended. Furthermore, the unaudited pro forma combined financial information does not reflect changes that may occur as the result of post-combination activities and other matters. The following data should be read in conjunction with " -- Recent Operating Information," "Unaudited Pro Forma and Pro Forma
Combined Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company (including the notes thereto) incorporated by reference in the accompanying Prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                                                                              PRO FORMA
                                                                               PRO FORMA       COMBINED
                                            1994        1995         1996        1996           1996(3)
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues ..........................   $ 182,336    $ 263,599    $ 407,174    $ 552,713    $   621,460
  Operating costs ...................     139,653      187,203      292,599      414,882        453,780
  Depreciation and amortization .....       9,550       16,657       29,065       54,220         70,420
  Selling, general and
    administrative ..................      25,105       32,418       45,368       54,048         55,548
                                        ---------    ---------    ---------    ---------    -----------
  Earnings from operations ..........       8,028       27,321       40,142       29,563         41,712
  Other income (expense) ............        (305)         638        1,902        2,227          2,227
  Interest income ...................         618          740        2,410        4,167          4,167
  Interest expense ..................        (207)      (6,276)     (13,635)     (24,802)       (50,336)
  Minority interest .................        --           --           --            825            825
                                        ---------    ---------    ---------    ---------    -----------
  Earnings before income taxes ......       8,134       22,423       30,819       11,980         (1,405)
  Income tax provision ..............       1,920        7,064        8,091        4,356           (474)
                                        ---------    ---------    ---------    ---------    -----------
  Net earnings (loss) ...............   $   6,214    $  15,359    $  22,728    $   7,624    $      (931)
                                        =========    =========    =========    =========    ===========
  Net earnings (loss) per share
      Primary .......................   $     .30    $     .60    $     .81    $     .18    $      (.02)
                                        =========    =========    =========    =========    ===========
      Fully diluted .................   $     .30    $     .60    $     .75            *              *
                                        =========    =========    =========    =========    ===========
OTHER DATA:
  EBITDA(1) .........................   $  17,273    $  44,616    $  71,109    $  86,835    $   115,184
  Capital expenditures ..............      59,171       40,636       61,711       98,850
  Ratio of EBITDA to interest
    expense .........................       83.4x         7.1x         5.2x         3.5x           2.3x
  Ratio of earnings to fixed
    charges(2) ......................        6.2x         4.0x         2.7x         1.3x           --
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital ...................   $  26,640    $  31,302    $  62,722    $  31,457    $   107,457
  Property and equipment, net .......     139,899      178,488      375,249      695,571        965,571
  Total assets ......................     205,193      257,605      542,062      939,862      1,259,262
  Long-term debt, net of current
    portion .........................      42,096       61,136      106,508      154,323        439,323
  Long-term lease obligations, net of
    current portion .................        --           --           --         30,663         30,663
  Convertible subordinated
    debentures ......................        --           --         80,500       52,500         52,500
  Shareholders' equity ..............     111,385      131,239      201,797      438,048        507,449

-----------------------------
 * Anti-dilutive.

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(2) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). For the year ended December 31, 1996, pro forma combined earnings were inadequate to cover fixed charges by $3,972,000.

(3) The summary unaudited pro forma combined financial information assumes the Notes bear interest at an annual rate of 9 3/8%, but does not give effect to interest earned on proceeds from the Offerings prior to application thereof.

                          RECENT OPERATING INFORMATION

     The pro forma combined financial information presented in this Prospectus Supplement reflects substantial dilution of earnings per share as a result of including the 1996 operating results of Forasol and the Noble Rigs. The Company believes, however, that such information is not indicative of the operating performance expected to be achieved by the Company in 1997 and future years, because such information does not reflect current day rates and utilization levels, which are substantially above historical levels, or net cost savings and synergies realized or expected to be realized in the Forasol acquisition and the purchase of the Noble Rigs.

     DAY RATES AND UTILIZATION. Within certain of the Company's offshore operating areas, day rates and utilization levels have increased significantly in 1997 relative to their average levels during 1996. For the year ended December 31, 1996, the nine Noble Rigs that were operating generated revenues of approximately $68.7 million, at an average operating rate of approximately $22,000 per rig per day. As a result of increasing demand for offshore drilling services and tightening supply of offshore drilling rigs in the Gulf of Mexico and worldwide, current effective industry utilization for actively marketed jackup rigs is approximately 100%. The Noble Rigs, other than those undergoing or awaiting refurbishment, are currently experiencing 100% utilization at an average contracted rate of approximately $28,000 per day. Based on such current operating levels, on an annualized basis, the 10 Noble Rigs currently working and an additional contracted rig to be placed in service during the second quarter of 1997 are expected to generate an incremental $42.0 million of revenue relative to 1996. There can be no assurance, however, that these rigs will in fact continue to operate at such levels or generate such incremental revenue in 1997 or future years.

     Also during 1996, Forasol's two semisubmersible drilling rigs, the NYMPHEA and the SOUTH SEAS DRILLER, worked an aggregate of 449 days at an average day rate of approximately $37,900. The SOUTH SEAS DRILLER recently began work on the first of two term contracts that provide for a minimum of 285 days of work in 1997 and an additional 155 days of work in 1998, exclusive of extending options, at an average day rate of approximately $61,200. In addition, the NYMPHEA is scheduled to commence operations in June 1997 under a four-year contract at an initial day rate of $79,370. Based on these new contracts, the SOUTH SEAS DRILLER and the NYMPHEA, on an annualized basis, are expected to generate approximately $34.0 million of incremental revenue relative to 1996. There can be no assurance, however, that these rigs will in fact generate such incremental revenue in 1997 or future years.

     COST SAVINGS AND SYNERGIES. The Company expects to realize significant cost savings and synergies as a result of the Forasol acquisition and the sale of the Company's domestic land-based well servicing operations, net of certain incremental costs associated with the purchase of the Noble Rigs. Similarly, the Company has achieved certain additional cost savings and synergies since completing the Quitral-Co acquisition in April 1996. The pro forma combined financial information included in this Prospectus Supplement does not give full effect to these cost savings and operational efficiencies, some of which have already been achieved or which the Company estimates will be achieved by the end of 1997, primarily resulting from the consolidation of certain facilities and the reduction of personnel. On the other hand, the Company believes that rig operating costs will increase to some extent during 1997 and in future years as a result of strong demand for drilling services and limited supply of qualified crews. The pro forma combined financial information included in this Prospectus Supplement also does not give effect to such anticipated operating cost increases. The Company believes that the net cost savings and synergies associated with the acquisitions of Quitral-Co and Forasol and the sale of the Company's domestic land-based well servicing operations will exceed any operating costs associated with increased utilization, the limited supply of qualified crews and the costs associated with operating two previously idle Noble Rigs. Cost savings are subject to a number of factors, however, many of which are beyond the control of the Company.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus Supplement or the accompanying Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters, as future operating results of Forasol and the Noble Rigs, cost savings and synergies expected to be achieved in the Recent Transactions, future capital expenditures and investments in the acquisition and refurbishment of rigs (including the amount and nature thereof), repayment of debt, expansion and other development trends of the contract drilling industry, business strategies, expansion and growth of operations and other such matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of oil and gas, foreign exchange and currency fluctuations, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                  RISK FACTORS

     THE FOLLOWING SHOULD BE CONSIDERED CAREFULLY WITH THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN IN REACHING A DECISION REGARDING AN INVESTMENT IN THE NOTES OFFERED HEREBY.

SIGNIFICANT LEVERAGE AND RESTRICTIONS

     As of December 31, 1996, on a pro forma combined basis, the Company would have had approximately $690.5 million in total indebtedness, compared with total actual indebtedness of $292.8 million. On March 6, 1997, the Company entered into a $100 million secured bank credit facility (the "Credit Facility") for working capital and for general corporate purposes. The level of the Company's indebtedness will have several important effects on the Company's future operations, including, among others, (i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Credit Facility and the Indenture Supplement relating to the Notes require the Company to meet certain financial tests, which may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition opportunities, and (iii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will continue to generate sufficient cash flow from operations to service its indebtedness. If the Company is unable to generate sufficient cash flow from operations, it may be required to sell assets, to refinance all or a portion of its indebtedness, including the Notes, or to obtain additional financings. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

EFFECTIVE SUBORDINATION OF THE NOTES; HOLDING COMPANY STRUCTURE;
SUBSIDIARY CASH FLOW

     The Notes will be effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and its subsidiaries and to the unsecured indebtedness of the Company's subsidiaries that are not Subsidiary Guarantors. The Credit Facility is secured by the accounts receivable, inventory and intangibles of the Company and its domestic subsidiaries, all of the stock of the Company's domestic subsidiaries, two-thirds of the stock of the Company's foreign subsidiaries and certain other assets, whereas the Notes will not be secured by any assets of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of
Notes -- Ranking." Accordingly, the lenders under the Credit Facility and other secured debt of the Company have claims with respect to the assets constituting collateral for any indebtedness thereunder and the assets of any subsidiary guaranteeing such indebtedness, which will be satisfied prior to the unsecured claims of holders of the Notes. In the event of a default on the Notes or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Notes. Thus, the Notes will be effectively subordinated to claims of the lenders under the Credit Facility to the extent of such pledged collateral. Assuming the Credit Facility had been in place at December 31, 1996, on a pro forma combined basis, the Company would have had $47.8 million of senior secured indebtedness at that date and $100.0 million of borrowing capacity under the Credit Facility.

     In addition, the Notes are effectively subordinated to all of the creditors, including trade creditors and tort claimants, of the Company's subsidiaries that are not Subsidiary Guarantors and to all secured creditors of the Subsidiary Guarantors. The Company conducts substantially all of its operations through both U.S. and foreign subsidiaries, and substantially all of the Company's assets consist of equity in such subsidiaries. Accordingly, the Company is and will be dependent on its ability to obtain funds from its subsidiaries to service its indebtedness, including the Notes. Certain financing arrangements that the Company's subsidiaries are party to impose restrictions on the ability of the Company to gain access to the cash flow or assets of its subsidiaries. In addition, the Company's foreign subsidiaries may face governmentally imposed restrictions, from time to time, on their ability to transfer funds to the Company. As of December 31, 1996, on a pro forma combined basis, the Company's subsidiaries would have had $230.5 million of indebtedness outstanding.

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTEES

     The Indenture Supplement does not require any subsidiary to guarantee the Notes unless such subsidiary guarantees other Indebtedness of the Company. On the date of the Indenture Supplement, there are expected to be no Subsidiary Guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee that may be delivered. To the extent that a court were to find that (x) a Subsidiary Guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or that such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, such Subsidiary Guarantor (i) was insolvent or rendered involvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of such Subsidiary Guarantor constituted unreasonably small capital or
(iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Subsidiary Guarantee in favor of such Subsidiary Guarantor's other creditors. Among other things, a legal challenge of the Subsidiary Guarantee issued by such Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Subsidiary Guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantors whose Subsidiary Guarantees were not avoided or held unenforceable. In such event, the claims of the holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Subsidiary Guarantor.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, a Subsidiary Guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, is greater than the fair market value of all its assets at a fair valuation, if the present fair market value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or if it has insufficient capital to carry on its business.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

     The Company's current business and operations are substantially dependent upon conditions in the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. The demand for contract drilling and related services is directly influenced by oil and gas prices, expectations about future prices, the cost of producing and delivering oil and gas, government regulations, local and international political and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves. There can be no assurance that current levels of exploration and production expenditures of oil and gas companies will be maintained or that demand for the Company's services will reflect the level of such activities.

INTERNATIONAL OPERATIONS

     A significant portion of the Company's revenues are attributable to international operations. On a pro forma combined basis, international operations provided approximately 80% of the Company's revenues for the year ended December 31, 1996. Risks associated with operating in international markets include foreign exchange restrictions and currency fluctuations, foreign taxation, political instability, foreign and domestic monetary and tax policies, expropriation, nationalization, nullification, modification or renegotiation of contracts, war and civil disturbances and other risks that may limit or disrupt markets. Additionally, the ability of the Company to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of such contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, the Company's foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations may be applicable to the Company's operations in the future.

     From time to time, certain foreign subsidiaries of the Company acquired in the Forasol transaction operate in countries such as Libya and Iran that are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit such subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit the Company and its domestic subsidiaries, as well as employees of the Company's foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in such countries. The Company is unable to predict whether such constraints on its ability to have U.S. persons provide managerial oversight and supervision will adversely affect the financial or operating performance of such business activities.

OPERATING RISKS AND INSURANCE

     The Company's operations are subject to the many hazards inherent in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company's offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of the Company. The Company maintains workers' compensation insurance for its employees and other insurance coverage for normal business risks, including general liability insurance. Although the Company believes its insurance coverages to be adequate and in accordance with industry practice against normal risks in its operations, there can be no assurance that any insurance protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event against which the Company is not fully insured, or of a number of lesser events against which the Company is insured, but subject to substantial deductibles, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates or on terms it considers reasonable or acceptable.

RISKS OF ACQUISITION STRATEGY

     A substantial portion of the Company's growth has resulted from the acquisition of other oilfield services businesses and assets. There can be no assurance, however, that the Company will be able to continue to identify attractive acquisition opportunities, negotiate acceptable acquisition terms, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. As indicated above under " -- Significant Leverage and Restrictions," the ability of the Company to pursue acquisition opportunities may be affected by the limitations on its financing flexibility imposed by the Credit Facility and the Indenture Supplement. Moreover, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses and assets, including Forasol and the Noble Rigs, into its existing operations. Such integration may result in unforeseen operational difficulties or require a disproportionate amount of management's attention. The Company's failure to achieve consolidation savings, to incorporate the acquired businesses and assets into its existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on the Company.

     In the pending purchase of the Noble Rigs, Noble may identify crews sufficient to operate up to five of the Noble Rigs, which crews it will retain as employees but will lease to the Company for up to one year. After such period, the Company will be required to replace all such employees retained by Noble. See "The Noble Rigs." There can be no assurance that at the end of such lease period the Company will be able to employ and retain sufficient qualified personnel at cost-effective levels to replace such employees.

COMPETITION

     The contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. In periods of low rig utilization, drilling contracts are usually awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future.

RISKS OF NEW CONSTRUCTION, UPGRADE AND REFURBISHMENT PROJECTS

     The Company intends to make significant expenditures to construct new rigs and to upgrade and refurbish other rigs that are not currently under contract. These projects are subject to the risks of delay or cost overruns inherent in large construction and refurbishment projects, including shipyard availability, shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, nonavailability of necessary equipment and inability to obtain any of the requisite permits or approvals. Significant delays could also have a material adverse effect on the

Company's marketing plans for such rigs and could jeopardize the contracts under which the Company plans to operate such rigs.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries. The Company's operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to the Company's operations include those with respect to containment, disposal and controlling the discharge of hazardous oilfield waste and other nonhazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, environmental or other reasons could have a material adverse effect on the Company's operations by limiting future contract drilling opportunities.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be a new issue of securities for which there currently is no public market, and the Company does not intend to list the Notes on any national securities exchange. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Notes Offering and the Common Stock Offering (assuming that the underwriters' over-allotment option is not exercised) are estimated to be approximately $316.6 million and $69.4 million, respectively, after deducting underwriting discounts and estimated offering expenses payable by the Company. Neither the Notes Offering nor the Common Stock Offering is contingent upon the consummation of the other. Of such net proceeds, approximately $270.0 million will be used to finance the purchase of the Noble Rigs, including the estimated acquisition costs, and at least $20.0 million is expected to be used to upgrade and equip the two Noble Rigs awaiting refurbishment. See "The Noble Rigs." Approximately $75.0 million will be used to repay certain indebtedness, including all outstanding indebtedness under the Credit Facility, which bears interest at a variable rate, currently 7.44%, based on either the prime rate or LIBOR, and matures in March 2002. Of the $45.0 million borrowed under the Credit Facility as of March 31, 1997, $14.3 million was used to repay amounts outstanding under the Company's previous credit facility and $25.7 million was used to partially fund the acquisition of Forasol. The Company intends to use excess proceeds from the Offerings and available borrowing capacity for general corporate purposes, including acquisitions and capital projects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and cash equivalents, short-term debt and capitalization of the Company and its subsidiaries as of December 31, 1996 (i) on a historical basis, (ii) on a pro forma basis to give effect to the Recent Transactions and (iii) on a pro forma combined basis to illustrate the effect on the Company's pro forma data of the Offerings and the application of the net proceeds therefrom, including the purchase of the Noble Rigs. See "Use of Proceeds."

                                                 AS OF DECEMBER 31, 1996
                                        ------------------------------------------
                                                                        PRO FORMA
                                        HISTORICAL      PRO FORMA       COMBINED
                                                  (DOLLARS IN THOUSANDS)
CASH AND CASH EQUIVALENTS............    $   10,310      $  3,619      $    44,619
                                        ===========     ==========     ===========
SHORT-TERM DEBT AND CURRENT
  MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS..........    $   35,982      $ 63,040      $    28,040
                                        ===========     ==========     ===========
LONG-TERM DEBT AND CAPITAL LEASE
OBLIGATIONS
     Bank credit facilities..........    $   11,566      $ 55,278      $    15,278
     Collateralized term loans.......        37,036        37,036           37,036
     Note payable to sellers.........        11,000        11,000           11,000
     Limited-recourse collateralized
       term loans....................        35,211        35,211           35,211
     Notes payable...................        11,695        15,798           15,798
     Capital lease obligations.......       --             30,663           30,663
     9 3/8% Senior Notes due 2007....       --             --              325,000
     6 1/4% Convertible Subordinated
       Debentures due 2006...........        80,500        52,500           52,500
                                        -----------     ----------     -----------
          Total long-term debt and
             capital lease
             obligations.............       187,008       237,486          522,486
                                        -----------     ----------     -----------
SHAREHOLDERS' EQUITY
     Preferred Stock, no par value,
       5,000,000 shares authorized;
       no shares issued or
       outstanding...................       --             --              --
     Common Stock, no par value,
       40,000,000 shares authorized;
       100,000,000 shares authorized,
       pro forma and pro forma
       combined; 28,571,876 shares
       issued and 28,517,656 shares
       outstanding, historical;
       41,956,779 shares issued and
       41,902,559 shares outstanding,
       pro forma; and 46,256,779
       shares issued and 46,202,559
       shares outstanding, pro forma
       combined (1)..................             1             1                1
     Paid-in capital.................       143,581       343,981          413,381
     Treasury stock..................          (191)         (191)            (191)
     Retained earnings...............        58,406        94,258           94,258
                                        -----------     ----------     -----------
          Total shareholders'
             equity..................       201,797       438,049          507,449
                                        -----------     ----------     -----------
          Total capitalization.......    $  388,805      $675,535      $ 1,029,935
                                        ===========     ==========     ===========

-----------------------------
(1) Does not include 6,571,428 shares historical and 4,285,714 shares pro forma and pro forma combined issuable upon conversion of the Company's convertible subordinated debentures, and 2,907,150 shares historical and 3,294,350 shares pro forma and pro forma combined reserved for issuance upon exercise of outstanding stock options and warrants.

        UNAUDITED PRO FORMA AND PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma and pro forma combined financial statements as of and for the year ended December 31, 1996 illustrate the effect of the Recent Transactions and of the Offerings and the application of the net proceeds therefrom, including the purchase of the Noble Rigs. The unaudited pro forma and pro forma combined balance sheets have been prepared assuming that such transactions were completed as of December 31, 1996. The unaudited pro forma and pro forma combined statements of operations have been prepared assuming that such transactions were completed as of January 1, 1996. Of the Recent Transactions, the acquisition of Quitral-Co was completed in April 1996, the sale of the Company's U.S. land-based well servicing operations was completed on February 20, 1997, the acquisition of Forasol was completed on March 10, 1997 and the conversion of $28.0 million principal amount of the Company's convertible subordinated debentures occurred in several transactions during the first quarter of 1997. The purchase of the Noble Rigs by the Company is expected to close concurrently with the closing of the Notes Offering.

     The historical results of operations for the Company have been derived from the Company's consolidated financial statements, the historical results of operations for Quitral-Co have been derived from Quitral-Co's consolidated financial statements as adjusted for generally accepted accounting principles in the United States ("U.S. GAAP") and have been translated into U.S. dollars in accordance with U.S. GAAP, and the historical results of operations for Forasol have been derived from Forasol's historical consolidated financial statements, all of which are incorporated by reference in the accompanying Prospectus. The historical results of operations attributable to the Noble Rigs have been derived from Noble's historical financial statements.

     The pro forma adjustments and the resulting unaudited pro forma and pro forma combined financial statements are based upon available information and certain assumptions and estimates described in the Notes to Unaudited Pro Forma and Pro Forma Combined Financial Statements. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments reflected in the pro forma information are preliminary and have been made solely for purposes of developing such information. The Company's management believes, however, that the pro forma adjustments and the underlying assumptions and estimates reasonably present the significant effects of the transactions reflected thereby and that any subsequent changes in the underlying assumptions and estimates (other than changes affected by the matters described under "Summary -- Recent Operating Information") will not materially affect the pro forma and pro forma combined financial statements presented herein. The pro forma and pro forma combined financial statements do not purport to represent what the Company's financial position or results of operations actually would have been had the Recent Transactions, the Offerings and the purchase of the Noble Rigs occurred on the dates indicated or to project the Company's financial position or results of operations for any future date or period. Furthermore, the unaudited pro forma and pro forma combined financial statements do not reflect changes that may occur as the result of post-combination activities and other matters.

     The unaudited pro forma and pro forma combined financial statements and the notes thereto should be read in conjunction with the historical financial statements of the Company, including the notes thereto, the historical financial statements of Forasol, including the notes thereto, and the historical financial statements of Quitral-Co, including the notes thereto, all of which are incorporated by reference in the accompanying Prospectus.

     The pro forma and pro forma combined financial information presented in this Prospectus Supplement reflects substantial dilution of earnings per share as a result of including the 1996 operating results of Forasol and the Noble Rigs. The Company believes, however, that such information is not indicative of the operating performance expected to be achieved by the Company in 1997 and future years. See "Summary -- Recent Operating Information."

                   UNAUDITED PRO FORMA AND PRO FORMA COMBINED
                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                                                       PRO
                                          PRIDE        FORASOL                          PRO                           FORMA
                                        HISTORICAL    HISTORICAL    ADJUSTMENTS        FORMA      ADJUSTMENTS       COMBINED
CURRENT ASSETS
    Cash and cash equivalents........    $ 10,310      $ 16,646      $  83,750(O)     $  3,619     $ 291,600(V)     $  44,619
                                                                        25,150(H)                     19,400(X)
                                                                      (128,500)(I)                  (270,000)(Z)
                                                                        (3,737)(R)
    Short-term investments...........         460        --                                460                            460
    Trade receivables, net...........      99,531        51,799                        151,330                        151,330
    Parts and supplies...............      27,642        --             (3,000)(O)      24,642                         24,642
    Deferred income taxes............       1,778         1,221                          2,999                          2,999
    Other current assets.............      16,686        12,487                         29,173                         29,173
                                        ----------    ----------                      --------                      ---------
            Total current assets.....     156,407        82,153                        212,223                        253,223
                                        ----------    ----------                      --------                      ---------
PROPERTY AND EQUIPMENT, NET..........     375,249       237,148        (42,850)(O)     695,571       270,000(Z)       965,571
                                                                       126,024(I)
OTHER ASSETS
    Investments in and advances to
      affiliates.....................      --             9,406                          9,406                          9,406
    Deferred income taxes............      --             7,346                          7,346                          7,346
    Goodwill and other intangibles,
      net............................       3,134        --                              3,134                          3,134
    Other............................       7,272         5,271            550(H)       12,182         8,400(V)        20,582
                                                                          (911)(R)
                                        ----------    ----------                      --------                      ---------
            Total other assets.......      10,406        22,023                         32,068                         40,468
                                        ----------    ----------                      --------                      ---------
                                         $542,062      $341,324                       $939,862                     $1,259,262
                                        ==========    ==========                      ========                      =========
CURRENT LIABILITIES
    Accounts payable.................    $ 32,488      $ 26,954                       $ 59,442                      $  59,442
    Accrued expenses.................      25,215        33,069                         58,284                         58,284
    Current portion of long-term
      debt...........................      35,982        26,108      $  (2,700)(H)      58,190     $ (25,000)(V)       23,190
                                                                        (1,200)(O)                   (10,000)(X)
    Current portion of long-term
      lease obligations..............      --             4,850                          4,850                          4,850
                                        ----------    ----------                      --------                      ---------
            Total current
              liabilities............      93,685        90,981                        180,766                        145,766
                                        ----------    ----------                      --------                      ---------
OTHER LONG-TERM LIABILITIES..........      12,134        10,107                         22,241                         22,241
LONG-TERM DEBT, NET OF CURRENT
  PORTION............................     106,508        22,115         28,400(H)      154,323       325,000(V)       439,323
                                                                        (2,700)(O)                   (40,000)(X)
LONG-TERM LEASE OBLIGATIONS, NET OF
  CURRENT PORTION....................      --            30,663                         30,663                         30,663
CONVERTIBLE SUBORDINATED
  DEBENTURES.........................      80,500        --            (28,000)(R)      52,500                         52,500
DEFERRED INCOME TAXES................      47,438         3,014        (12,000)(O)      58,952                         58,952
                                                                        20,500(I)
MINORITY INTEREST....................      --             2,368                          2,368                          2,368
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
    Common stock.....................           1            94            (94)(I)           1                              1
    Paid-in capital..................     143,581       140,688       (140,688)(I)     343,981        69,400(X)       413,381
                                                                       172,400(I)
                                                                        28,000(R)
    Treasury stock, at cost..........        (191)       --                               (191)                          (191)
    Retained earnings................      58,406        41,435         53,800(O)       94,258                         94,258
                                                                       (54,735)(I)
                                                                        (4,648)(R)
    Cumulative translation
      adjustment.....................      --              (141)           141(I)        --                            --
                                        ----------    ----------                      --------                      ---------
            Total shareholders'
              equity.................     201,797       182,076                        438,049                        507,449
                                        ----------    ----------                      --------                      ---------
                                         $542,062      $341,324                       $939,862                      $1,259,262
                                        ==========    ==========                      ========                      =========

   The accompanying notes are an integral part of the pro forma and pro forma combined financial statements.

                   UNAUDITED PRO FORMA AND PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                    NOBLE
                                          PRIDE        FORASOL                          PRO          RIGS
                                        HISTORICAL    HISTORICAL    ADJUSTMENTS        FORMA      HISTORICAL    ADJUSTMENTS
REVENUES.............................    $407,174      $199,471      $  63,210(A)     $552,713     $ 68,747
                                        ----------    ----------                      --------    ----------
                                                                      (117,142)(P)
COSTS AND EXPENSES
    Operating costs..................     292,599       161,897         49,341(A)      414,882       38,898
                                                                       (88,955)(P)
    Depreciation and amortization....      29,065        23,945          3,797(A)       54,220       18,160      $  (1,960)(AA)
                                                                            80(B)
                                                                         2,800(J)
                                                                        (5,467)(P)
    Selling, general and
      administrative.................      45,368        18,490          3,831(A)       54,048        6,863         (5,363)(BB)
                                                                       (13,641)(P)
                                        ----------    ----------                      --------    ----------
            Total costs and
              expenses...............     367,032       204,332                        523,150       63,921
                                        ----------    ----------                      --------    ----------
EARNINGS (LOSS) FROM OPERATIONS......      40,142        (4,861)                        29,563        4,826
                                                                                                  ==========
OTHER INCOME (EXPENSE)
    Other income (expense)...........       1,902         1,148           (519)(A)       2,227
                                                                          (304)(P)
    Interest income..................       2,410         2,310            322(A)        4,167
                                                                          (875)(C)
    Interest expense.................     (13,635)      (10,048)          (394)(A)     (24,802)                    (25,534)(W)
                                                                          (450)(D)
                                                                        (1,920)(E)
                                                                        (2,010)(K)
                                                                         1,425(L)
                                                                           380(P)
                                                                         1,850(S)
                                        ----------    ----------                      --------
            Total other expense,
              net....................      (9,323)       (6,590)                       (18,408)
                                        ----------    ----------                      --------
EARNINGS (LOSS) BEFORE MINORITY
  INTEREST AND INCOME TAXES..........      30,819       (11,451)                        11,155
MINORITY INTEREST....................      --              (825)                          (825)
                                        ----------    ----------                      --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES..............................      30,819       (10,626)                        11,980
INCOME TAX PROVISION.................       8,091           354            360(F)        4,356                      (4,830)(CC)
                                                                        (1,700)(M)
                                                                        (3,415)(Q)
                                                                           666(T)
                                        ----------    ----------                      --------
NET EARNINGS (LOSS)..................    $ 22,728      $(10,980)                      $  7,624
                                        ==========    ==========                      ========
NET EARNINGS (LOSS) PER SHARE
    Primary..........................    $    .81                                     $    .18
                                        ==========                                    ========
    Fully diluted....................    $    .75
                                        ==========
WEIGHTED AVERAGE COMMON SHARES AND
  EQUIVALENTS OUTSTANDING
    Primary..........................      28,198                       11,099(N)       41,582                       3,088(Y)
                                        ==========                                    ========
                                                                         2,285(U)
    Fully diluted....................      34,719                          465(G)       46,283
                                        ==========                                    ========
                                                                        11,099(N)

                                         PRO
                                        FORMA
                                       COMBINED
REVENUES.............................  $621,460
                                       --------
COSTS AND EXPENSES
    Operating costs..................   453,780
    Depreciation and amortization....    70,420
    Selling, general and
      administrative.................    55,548
                                       --------
            Total costs and
              expenses...............   579,748
                                       --------
EARNINGS (LOSS) FROM OPERATIONS......    41,712
OTHER INCOME (EXPENSE)
    Other income (expense)...........     2,227
    Interest income..................     4,167
    Interest expense.................   (50,336)
                                       --------
            Total other expense,
              net....................   (43,942)
                                       --------
EARNINGS (LOSS) BEFORE MINORITY
  INTEREST AND INCOME TAXES..........    (2,230)
MINORITY INTEREST....................      (825)
                                       --------
EARNINGS (LOSS) BEFORE INCOME
  TAXES..............................    (1,405)
INCOME TAX PROVISION.................      (474)
                                       --------
NET EARNINGS (LOSS)..................  $   (931)
                                       ========
NET EARNINGS (LOSS) PER SHARE
    Primary..........................  $   (.02)
                                       ========
    Fully diluted....................
WEIGHTED AVERAGE COMMON SHARES AND
  EQUIVALENTS OUTSTANDING
    Primary..........................    44,670
                                       ========
    Fully diluted....................

   The accompanying notes are an integral part of the pro forma and pro forma combined financial statements.

                   NOTES TO UNAUDITED PRO FORMA AND PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

1.  BACKGROUND

     In April 1996, the Company acquired all of the outstanding capital stock of Quitral-Co for aggregate consideration of $140.0 million, consisting of $110.0 million in cash and a note payable to the sellers for $30.0 million. The note payable bears interest at a variable rate of LIBOR plus 2% per annum payable quarterly. Payments of principal are being made in 30 monthly installments. Of the cash portion of the purchase price, $70.0 million was funded from the Company's working capital and $40.0 million from the net proceeds from two long-term financing arrangements with three lending institutions. Borrowings under these arrangements, which are collateralized by substantially all of the Company's domestic offshore platform rig fleet and ancillary equipment, bear interest at annual rates ranging from 7.95% to 8.50% and are repayable in monthly installments of principal and interest over a period of five to six years.

     In January 1996, the Company completed the public sale of $80.5 million principal amount of its convertible subordinated debentures, which resulted in net proceeds to the Company of approximately $77.6 million. Such net proceeds were used to fund various capital projects, including the acquisition of Quitral-Co. During the first quarter of 1997, $28.0 million principal amount of the convertible subordinated debentures was converted into 2.3 million shares of Common Stock.

     In February 1997, the Company sold substantially all of the assets used in its U.S. land-based well servicing operations for $135.7 million in cash. After federal and state income taxes of approximately $44.3 million, repayment of approximately $3.9 million of indebtedness collateralized by certain of the assets sold and prepayment of approximately $3.7 million of lease payments on transferred assets subject to operating leases, the net proceeds to the Company were approximately $83.8 million.

     In March 1997, the Company completed the acquisition of Forasol for $113.2 million in cash and 11.1 million shares of Common Stock with a value of $172.4 million. Of the cash portion of the purchase price, $87.5 million was funded out of working capital, including the net proceeds from the sale of the Company's U.S. land-based well servicing operations, and $25.7 million was funded out of net borrowings under the Credit Facility, which mature in March 2002 and bear interest at a variable rate, currently 7.44%, based on either the prime rate or LIBOR.

     In February 1997, the Company agreed to purchase the Noble Rigs for $265.0 million in cash. The transaction is subject to certain conditions, including completion by the Company of satisfactory financing arrangements. See "The Noble Rigs." The Company expects to finance the purchase with a portion of the proceeds from the Offerings.

2.  BASIS OF PRESENTATION

     The accompanying unaudited pro forma and pro forma combined balance sheets have been prepared assuming that the Recent Transactions, the Offerings and the purchase of the Noble Rigs were consummated as of December 31, 1996. The accompanying unaudited pro forma and pro forma combined statements of operations have been prepared assuming that such transactions were consummated as of January 1, 1996.

     Net earnings per share have been computed based on the weighted average number of common shares and common share equivalents outstanding on a pro forma and pro forma combined basis during the year ended December 31, 1996. Common share equivalents include the number of shares issuable upon the exercise of stock options and warrants, less the number of shares that could have been repurchased with the exercise proceeds, using the treasury stock method. Fully diluted net earnings per share have not been presented on a pro forma or pro forma combined basis as the calculation is anti-dilutive.

                   NOTES TO UNAUDITED PRO FORMA AND PRO FORMA
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

3.  MANAGEMENT ASSUMPTIONS

     The unaudited pro forma and pro forma combined financial statements reflect the following pro forma adjustments related to the acquisition of Quitral-Co and Forasol and the related financing transactions, the sale of the Company's U.S. land-based well servicing operations, the conversion of $28.0 million principal amount of the Company's convertible subordinated debentures, the Offerings and the purchase of the Noble Rigs:

  QUITRAL-CO ACQUISITION

     (A) Operating results for Quitral-Co for the period in 1996 prior to the acquisition by the Company, based on actual results for the period from January 1, 1996 through March 31, 1996 and estimated results for the month of April 1996. Prior to the acquisition by the Company in April 1996, the books and records of Quitral-Co were maintained in constant Argentine pesos in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. Financial information in U.S. dollars prepared in accordance with U.S. GAAP has been prepared through March 31, 1996. However, such information is not available for the period from March 31, 1996 through April 30, 1996, the date the acquisition by the Company was consummated. Accordingly, management has estimated such results for purposes of preparing the accompanying pro forma financial information and believes that actual results would not be materially different.

     (B) Increase in depreciation and amortization expense resulting from the preliminary allocation of the purchase cost to the assets acquired and application of the Company's depreciation policies to such assets. Based on a preliminary determination of the fair values of the assets and liabilities acquired, approximately $161.4 million was allocated to property and equipment. The pro forma adjustment to depreciation expense was based upon an estimated salvage value of 10% and an estimated average remaining useful life of 12.5 years for the Quitral-Co assets.

     (C) Reduction in historical interest income as a result of utilization of $70.0 million in cash for the acquisition of Quitral-Co. Such cash amount constituted a portion of the net proceeds from the issuance by the Company in January 1996 of $80.5 million principal amount of the Company's convertible subordinated debentures. Therefore, historical interest income on such cash amount for the three months prior to the acquisition of Quitral-Co has been reduced, based upon an approximate annual interest rate on investments during the period of 5.0%.

     (D) Increase in interest expense due to issuance and sale of $80.5 million principal amount of the Company's convertible subordinated debentures. The pro forma adjustment to interest expense relating to these financing transactions is composed of the following:

                                           YEAR ENDED
                                        DECEMBER 31, 1996
                                         (IN THOUSANDS)
Interest on convertible subordinated
  debentures.........................         $ 425
Amortization of deferred financing
  costs..............................            25
                                             ------
                                              $ 450
                                             ======

                   NOTES TO UNAUDITED PRO FORMA AND PRO FORMA
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     (E) Increase in interest expense resulting from $40.0 million of net borrowings pursuant to collateralized term loans entered into in connection with the acquisition of Quitral-Co and the addition of a $30.0 million note payable to the sellers. The pro forma adjustment to interest expense relating to these financing transactions is composed of the following:

                                           YEAR ENDED
                                        DECEMBER 31, 1996
                                         (IN THOUSANDS)
Collateralized term loans............        $ 1,170
Note payable to sellers..............            750
                                            --------
                                             $ 1,920
                                            ========

     The pro forma adjustment to interest expense relating to these financing transactions is based upon interest rates of 8.75% per annum for the collateralized term loans and 7.50% per annum for the note payable to sellers, which were the approximate actual rates in effect during 1996 for each of these loans. For each .25% change in the actual interest rates incurred on the collateralized term loans and the note payable to sellers, pro forma net earnings for the year ended December 31, 1996 would change by approximately $64,000 and $48,000, respectively.

     (F) Income tax effects of the pro forma adjustments included herein, based on a combined U.S. federal and state income tax rate of 36%, an Argentine income tax rate of 33% and a Venezuelan tax rate of 34%. Such rates approximate the statutory rates in effect for the period.

     (G) Increase in weighted average common shares and equivalents outstanding for fully diluted earnings per share calculation purposes, due to issuance by the Company of $80.5 million principal amount of its convertible subordinated debentures, which are convertible at a price of $12.25 per share.

  FORASOL ACQUISITION

     (H) Receipt of aggregate net proceeds of $25.7 million from the Credit Facility, less $550,000 of debt issuance costs.

     (I) Acquisition of Forasol for aggregate consideration of $285.6 million, consisting of $113.2 million cash and 11.1 million shares of Common Stock valued at $172.4 million, based on the approximate market value of the Common Stock prior to the date of the letter agreement of $15.50 per share. In addition, management estimates that the Company will ultimately incur legal, accounting and other transaction-related costs, including Forasol closing costs, of approximately $2.0 million. Management expects to incur approximately $13.3 million of costs in connection with the combination of the business units of Forasol with the Company's existing operations and the cost to wind up Forasol's affairs and liquidate, which amount is expected to be charged to expense in the first quarter of 1997. Based on a preliminary determination of the fair values of the assets and liabilities acquired, approximately $363.2 million of the total purchase cost was allocated to property and equipment. Additional adjustments to reflect the acquisition include elimination of the historical capital accounts of Forasol and an increase in the deferred income tax liability by approximately $20.5 million to provide for temporary differences resulting from the allocation of the pro forma purchase cost at the statutory income tax rates in the appropriate taxing jurisdictions.

     (J) Increase in depreciation and amortization expense resulting from the preliminary allocation of the purchase cost to the assets acquired and adoption by Forasol of the Company's depreciation policies, based upon an estimated salvage value of 10% and an estimated average remaining useful life of 12.5 years for the Forasol property and equipment.

     (K) Increase in interest expense resulting from $25.7 million of net borrowings under the Credit Facility. The pro forma adjustment to interest expense is based on the variable rate of the Credit Facility,

                   NOTES TO UNAUDITED PRO FORMA AND PRO FORMA
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED) currently 7.44%. For each .25% change in the current variable rate, pro forma net earnings for the year ended December 31, 1996 would change by approximately $41,000.

     (L) Reduction in interest expense resulting from use of a portion of the net proceeds from Forasol's public offering of common shares in May 1996 to repay indebtedness and liquidate capital lease obligations of Forasol. The principal amounts extinguished and the related interest savings are as follows:

                                           AMOUNT                     INTEREST
                                        EXTINGUISHED     SAVINGS     RATE RANGE
                                             (IN THOUSANDS)
Credit Facility......................      $20,840       $   585        7.5%
Current portion of long-term debt....        8,650           240    7.1% - 7.7%
Current portion of long-term lease
  obligations........................        3,210           100    6.4% - 8.6%
Long-term debt.......................        8,860           250    7.1% - 7.7%
Long-term lease obligations..........        8,040           250    6.4% - 8.6%
                                        -------------    -------
     Total...........................      $49,600       $ 1,425
                                        =============    =======

     Forasol operates in tax free jurisdictions (primarily Angola) and approximately $1.3 million of the $1.4 million in pro forma annual savings result from such tax jurisdictions.

     (M) Income tax effects of the pro forma adjustments included herein, based on a combined U.S. federal and state income tax rate of 36% and a French income tax rate of 37%. Such rates approximate the statutory rates in effect for the period.

     (N) Estimated increase in weighted average common shares and equivalents outstanding due to issuance of 11.1 million shares of Common Stock in connection with the acquisition of Forasol.

  SALE OF U.S. LAND-BASED WELL SERVICING OPERATIONS

     (O) Receipt of net proceeds from sale of U.S. land-based well servicing operations, net of $44.3 million of estimated federal and state income taxes, repayment of approximately $3.9 million of indebtedness collateralized by certain of the assets sold and prepayment of approximately $3.7 million of lease payments on transferred assets subject to operating leases. Also, elimination of the assets to be sold and reflection of an estimated gain of approximately $53.8 million on the sale.

     (P) Elimination of the results of operations related to the assets of the Company's U.S. land-based well servicing business to be sold.

     (Q)  Adjustment of income tax expense as follows:

                                           YEAR ENDED
                                        DECEMBER 31, 1996
                                         (IN THOUSANDS)
Elimination of actual income tax
  expense incurred by U.S. land-based
  operations.........................        $  (371)
Income tax effects of pro forma
  adjustments based on a combined
  U.S. federal and state income tax
  rate of 36%, which rate
  approximates the combined statutory
  rate in effect for the period......         (3,044)
                                        ------------
                                             $(3,415)
                                        ============

                   NOTES TO UNAUDITED PRO FORMA AND PRO FORMA
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  CONVERSION OF CONVERTIBLE SUBORDINATED DEBENTURES

     (R) To induce conversion of $28.0 million of convertible subordinated debentures for 2,285,712 shares of Common Stock. Conversion costs, including $3.7 million in cash and $.9 million of deferred financing costs, will be recorded as a charge to income in the first quarter of 1997.

     (S)  Decrease in interest expense due to the conversion.

     (T) Increase in federal and state income taxes as a result of the conversion and based on a combined U.S. federal and state income tax rate of 36%.

     (U) Increase of 2,285,712 primary shares of Common Stock outstanding as a result of the conversion.

  THE OFFERINGS

     (V) Receipt of the assumed proceeds from the Notes Offering, net of estimated issuance costs of $8.4 million, and application of a portion of the proceeds to repay $25.0 million of indebtedness.

     (W) Increased interest expense on the Notes, including amortization of issuance costs, based on an assumed interest rate of 9 3/8%, less interest expense on debt to be retired out of the net proceeds from the Offerings, as follows:

                                            AMOUNT
                                        (IN THOUSANDS)
Interest on the Notes................       $30,469
Amortization of issuance costs.......           840
Interest on debt to be retired
     Credit Facility.................        (2,975)
     Other short-term debt...........        (2,800)
                                        ---------------
                                            $25,534
                                        ===============

     (X) Receipt of the assumed proceeds from the Common Stock Offering of $69.4 million, net of estimated issuance costs of $3.7 million, and application of a portion of the proceeds to repay $50.0 million of indebtedness.

     (Y) Increased shares outstanding as a result of the Common Stock Offering. For purposes of the pro forma combined statement of operations, shares are assumed to be outstanding only to the extent that proceeds are applied to reduce debt as follows:

                                           YEAR ENDED
                                        DECEMBER 31, 1996
                                         (IN THOUSANDS,
                                             EXCEPT
                                        PER SHARE AMOUNT)
Debt repaid..........................        $50,000
Assumed offering price per share, net
of estimated issuance costs..........        $ 16.19
Assumed shares issued................          3,088

  NOBLE RIG PURCHASE

     (Z) Purchase of the Noble Rigs for $265.0 million plus estimated acquisition costs of $5.0 million.

     (AA) Adjustment to depreciation expense resulting from the preliminary allocation of purchase cost to the rigs acquired and application of the Company's depreciation policies for such rigs. The pro forma combined adjustment to depreciation expense was based on an estimated average salvage value of 10% and an estimated average remaining useful life of 15 years.

     (BB) To reduce selling, general and administrative expenses for corporate allocations from the seller of the Noble Rigs, which costs will not be incurred by the Company.

     (CC)  Income tax benefit as a result of the pro forma combined adjustments.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected consolidated financial information as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, has been derived from the audited consolidated financial statements of the Company incorporated by reference in the accompanying Prospectus. This information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected consolidated financial information as of December 31, 1994, 1993 and 1992, and for each of the years in the two-year period ended December 31, 1993, has been derived from audited consolidated financial statements of the Company that have previously been included in the Company's reports under the Exchange Act that are not incorporated by reference herein or in the accompanying Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                      YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1992       1993       1994       1995       1996
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $ 101,382  $ 127,099  $ 182,336  $ 263,599  $ 407,174
Operating costs......................     83,829    100,305    139,653    187,203    292,599
Depreciation and amortization........      5,649      6,407      9,550     16,657     29,065
Selling, general and
  administrative.....................     14,076     17,572     25,105     32,418     45,368
                                       ---------  ---------  ---------  ---------  ---------
Earnings (loss) from operations......     (2,172)     2,815      8,028     27,321     40,142
Other income (expense)...............          5       (135)      (305)       638      1,902
Interest income......................        811        649        618        740      2,410
Interest expense.....................         (3)       (10)      (207)    (6,276)   (13,635)
                                       ---------  ---------  ---------  ---------  ---------
Earnings (loss) before income
  taxes..............................     (1,359)     3,319      8,134     22,423     30,819
Income tax provision (benefit)(1)....       (517)    (2,621)     1,920      7,064      8,091
                                       ---------  ---------  ---------  ---------  ---------
Net earnings (loss)(1)...............  $    (842) $   5,940  $   6,214  $  15,359  $  22,728
                                       =========  =========  =========  =========  =========
Net earnings (loss) per share (1)
    Primary..........................  $    (.05) $     .36  $     .30  $     .60  $     .81
                                       =========  =========  =========  =========  =========
    Fully diluted....................  $    (.05) $     .36  $     .30  $     .60  $     .75
                                       =========  =========  =========  =========  =========
Weighted average common shares and
  equivalents outstanding
    Primary..........................     16,245     16,487     20,795     25,465     28,198
    Fully diluted....................     16,245     16,487     20,765     25,840     34,719
OTHER DATA:
EBITDA(2)............................  $   3,482  $   9,087  $  17,273  $  44,616  $  71,109
Capital expenditures.................      4,094     12,123     59,171     40,636     61,711
Ratio of EBITDA(2) to interest
  expense............................   1,160.7x     908.7x      83.4x       7.1x       5.2x
Ratio of earnings to fixed
  charges(3).........................     --           5.8x       6.2x       4.0x       2.7x
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital......................  $  29,989  $  21,758  $  26,640  $  31,302  $  62,722
Property and equipment, net..........     45,084     62,823    139,899    178,488    375,249
Total assets.........................     94,842    109,981    205,193    257,605    542,062
Long-term debt, net of current
  portion............................      3,648        200     42,096     61,136    106,508
Convertible subordinated
  debentures.........................     --         --         --         --         80,500
Shareholders' equity.................     61,774     69,126    111,385    131,239    201,797

-----------------------------
(1) Income tax provision (benefit) and net earnings for the year ended December 31, 1993 include $3,835,000 ($0.23 per share) cumulative effect of change in accounting for income taxes.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(3) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). For the year ended December 31, 1992, earnings were inadequate to cover fixed charges by $1,359,000.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994, incorporated by reference in the accompanying Prospectus. The following information contains forward-looking statements. For a discussion of certain limitations inherent in such statements, see "Forward-Looking Statements."

GENERAL

     The Company's operations and future results have been and will be significantly affected by a series of strategic transactions that have transformed the Company from the second largest provider of land-based workover and related well services in the United States into a diversified drilling contractor operating both offshore and onshore in international markets and offshore in the U.S. Gulf of Mexico. With the sale of its domestic land-based well servicing operations in February 1997, the Company has ceased to provide rig services onshore in the United States. Nevertheless, as a result of its recent acquisition activity, the Company expects to continue to experience revenue growth.

     Domestic drilling and well servicing activity historically has had a significant correlation with changes in oil and gas prices. International drilling and well servicing activity is also affected by fluctuations in oil and gas prices, but historically to a lesser extent than domestic activity. International rig services contracts are typically for terms of one year or more, while domestic contracts are typically for one well or multiple wells. Accordingly, international rig services activities generally are not as sensitive to short-term changes in oil and gas prices as domestic operations.

     Since 1993, the Company has entered into a number of transactions that have significantly expanded its international and domestic offshore operations, including the following:

      o In mid-1993, the Company commenced operations in Latin America with the acquisition of businesses operating 23 land-based rigs in Argentina and 13 land-based rigs in Venezuela.

      o In June 1994, the Company acquired the largest fleet of platform workover rigs, consisting of 22 units, in the Gulf of Mexico. Four additional platform rigs have since been constructed and added to the fleet, replacing four rigs that were retired. One additional rig is currently under construction.

      o In January 1995, the Company commenced operating two barge rigs on Lake Maracaibo, Venezuela. The barge rigs were constructed during 1994 pursuant to ten-year operating contracts entered into with Lagoven, S.A., a subsidiary of the Venezuelan national oil company.

      o In October 1995, the Company acquired six land-based drilling rigs in Colombia through the acquisition of Marlin Colombia Drilling Co. Inc.

      o In April 1996, the Company acquired Quitral-Co from Perez Companc S.A. and other shareholders. Quitral-Co operated 23 land-based drilling and 57 land-based workover rigs in Argentina and seven land-based drilling and 23 land-based workover rigs in Venezuela. Quitral-Co was combined with the Company's existing land-based operations in those countries. The Company has further expanded international operations by deploying 35 rigs from its former U.S. land-based fleet primarily to Argentina and Venezuela and by acquiring four rigs from an Argentine competitor.

      o In October 1996, the Company acquired Ingeser de Colombia, S.A., which operated seven land-based drilling rigs and six land-based workover rigs in Colombia.

      o In November 1996, the Company added three land-based drilling rigs and support assets to its operations in Argentina through the acquisition of the assets of another contractor.

      o In February 1997, the Company completed the divestiture of its domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana, to Dawson Production Services, Inc. for approximately $136 million in cash.

      o In February 1997, the Company agreed to purchase 12 mat-supported jackup rigs and the hull of an additional jackup rig from Noble. Nine of the rigs are currently operating in the Gulf of Mexico, one rig is operating offshore West Africa, one is undergoing refurbishment and two (including the rig hull) are stacked awaiting refurbishment.

      o In March 1997, the Company completed the Forasol acquisition, adding two semisubmersible rigs, three jackup rigs, seven tender-assisted rigs, three lake barge rigs, one swamp barge rig and 29 land-based rigs operating in various locations in Latin America, Europe, the Middle East, West Africa and Asia. The Company recently acquired an additional tender-assisted rig, which is currently located in West Africa and being marketed for several projects.

RESULTS OF OPERATIONS

     The following table sets forth selected consolidated financial information of the Company by operating segment for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                       -------------------------------------------------------------------
                                               1994                   1995                   1996
                                                             (DOLLARS IN THOUSANDS)
Revenues:
     Domestic land...................  $   95,860       52.6% $  113,115       42.9% $  117,142       28.8%
     Domestic offshore...............      23,441       12.9      49,595       18.8      57,450       14.1
     International...................      63,035       34.5     100,889       38.3     232,582       57.1
                                       ----------  ---------  ----------  ---------  ----------  ---------
               Total revenues........  $  182,336      100.0% $  263,599      100.0% $  407,174      100.0%
                                       ==========  =========  ==========  =========  ==========  =========
Earnings from operations:
     Domestic land...................  $    1,184       14.7% $    7,906       28.9% $    7,808       19.5%
     Domestic offshore...............       3,304       41.2       6,785       24.9       6,983       17.4
     International...................       3,540       44.1      12,630       46.2      25,351       63.1
                                       ----------  ---------  ----------  ---------  ----------  ---------
               Total earnings from
                  operations.........  $    8,028      100.0% $   27,321      100.0% $   40,142      100.0%
                                       ==========  =========  ==========  =========  ==========  =========

  1996 COMPARED WITH 1995

     REVENUES. Revenues for the year ended December 31, 1996 increased $143.6 million, or 54%, as compared to the corresponding period in 1995. Of this increase, $131.7 million was a result of expansion of the Company's international operations, primarily due to the acquisition of Quitral-Co in April 1996. Revenues from domestic land operations increased $4.0 million, primarily as a result of the inclusion of operating results of X-Pert Enterprises, Inc. ("X-Pert") (the operations of which were sold in February
1997) for twelve months in 1996 as compared to only ten months in 1995. Revenues attributable to domestic offshore operations increased $7.9 million, due primarily to an increased number of the Company's offshore platform rigs working in 1996.

     OPERATING COSTS. Operating costs for the year ended December 31, 1996 increased $105.4 million, or 56%, as compared to the corresponding period in 1995. Of this increase, $94.0 million was a result of expansion of the Company's international operations and $3.8 million was attributable to domestic land-based operations, primarily due to the inclusion of the operating results of X-Pert for the full period, which offset a $2.4 million reduction of workers' compensation expense recorded in the fourth quarter of 1996. Operating costs related to domestic offshore operations increased $7.6 million, due to an increased number of offshore platform rigs working, as discussed above, and a related increase in mobilization costs.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1996 increased $12.4 million, or 74%, as compared to the corresponding period of 1995, primarily as a result of the Quitral-Co acquisition and additional expansion of the Company's international and domestic offshore assets.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the year ended December 31, 1996 increased $13.0 million, or 40%, as compared to the corresponding period in 1995, primarily due to the inclusion of such costs for Quitral-Co. During the year ended December 31, 1996, the Company incurred certain nonrecurring expenses in connection with consolidation of acquired operations with its existing operations in Argentina and Venezuela. As a percentage of revenues, total selling, general and administrative costs were 11% for 1996 as compared to 12% for 1995.

     EARNINGS FROM OPERATIONS. Earnings from operations for the year ended December 31, 1996 increased by $12.8 million, or 47%, as compared to the corresponding period in 1995. Of this increase, $12.7 million was attributable to international expansion, including the Quitral-Co acquisition. Domestic offshore utilization also improved, resulting in a $198,000 increase in earnings from operations. Earnings from domestic land operations were essentially unchanged between 1996 and 1995.

     OTHER INCOME (EXPENSE). Other income (expense) for the year ended December 31, 1996 included net gains from asset sales, foreign exchange transactions and other sources. Other income (expense) for the corresponding 1995 period consisted primarily of miscellaneous gains of $638,000 from asset sales, insurance recoveries, foreign exchange transactions and other sources. Interest income increased to $2.4 million for the year ended December 31, 1996 from $740,000 for the corresponding period in 1995 due to an increase in cash available for investment. Interest expense for the year ended December 31, 1996 increased by $7.4 million over the corresponding period in 1995, as a result of interest accrued on the convertible subordinated debentures and borrowings related to the Quitral-Co acquisition and other additions to property and equipment. During the year ended December 31, 1996 and 1995, the Company capitalized $1.9 million and $250,000, respectively, of interest expense in connection with construction projects.

     INCOME TAX PROVISION. The Company's consolidated effective income tax rate for the year ended December 31, 1996 was approximately 26%, as compared to approximately 32% for the corresponding period in 1995. The decrease was attributable to the increase in foreign income, which is taxed at a lower statutory rate, and the reduction in U.S. income, which is taxed at a higher statutory rate. The decrease was also due to recognition in 1996 of $2.2 million of foreign net operating loss carryforwards, including net operating loss carryforwards of acquired businesses. The Company had previously provided a valuation allowance for certain foreign net operating loss carryforwards, due to uncertainties regarding the Company's ability to realize such tax benefits.

  1995 COMPARED WITH 1994

     REVENUES. Revenues for the year ended December 31, 1995 increased $81.3 million, or 45%, as compared to the year ended December 31, 1994. Of this increase, $37.9 million was attributable to the Company's international operations. The Company experienced increased activity levels in Argentina, Venezuela and Russia, due primarily to the utilization of additional assets deployed in those areas. The Company's offshore operations, which were acquired in mid-1994, accounted for $26.2 million of the increase, as those operations were included for a full year in 1995. Revenues from the Company's domestic land-based operations increased $17.3 million, due primarily to the addition of X-Pert in March 1995.

     OPERATING COSTS. Operating costs for the year ended December 31, 1995 increased $47.6 million, or 34%, as compared to the year ended December 31, 1994. Of this increase, $22.0 million was attributable to the Company's international operations, due to expansion of those operations, as discussed above, $17.3 million was attributable to a full year of operations for the Company's offshore operations, and $8.3 million was attributable to the Company's domestic land-based operations. The Company's domestic land-based operations experienced improved operating margins as a result of extensive cost-cutting efforts, improved safety performance and reduced insurance costs (attributable to both reduced rates and improved claims experience).

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1995 increased $7.1 million, or 74%, as compared to the year ended December 31, 1994, primarily as a result of expansion of the Company's domestic offshore and international asset base.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the year ended December 31, 1995 increased $7.3 million, or 29%, as compared to the year ended December 31, 1994, primarily as a result of the inclusion of such costs related to acquired businesses. As a percentage of revenues, total selling, general and administrative expenses declined to approximately 12% in 1995 from approximately 14% in 1994.

     EARNINGS FROM OPERATIONS. The Company generated earnings from operations for the year ended December 31, 1995 of $27.3 million. Of this amount, $12.6 million was generated from international operations, $6.8 million was generated from domestic offshore operations and $7.9 million was generated from domestic land-based operations. During 1994, international operations generated earnings from operations of $3.5 million, domestic offshore operations generated earnings from operations of $3.3 million, and domestic land-based operations generated earnings from operations of $1.2 million.

     OTHER INCOME (EXPENSE). Other income (expense) for the year ended December 31, 1995 included miscellaneous gains of $638,000 from asset sales, other insurance recoveries, foreign exchange transactions and other sources. Interest income increased to $740,000 for the year ended December 31, 1995 from $618,000 in 1994 due to an increase in cash available for investment. Interest expense for the year ended December 31, 1995 increased by $6.1 million from 1994, as a result of borrowings related to the project financing of two lake barge rigs, acquisitions and other additions to property and equipment.

     INCOME TAX PROVISION. The Company's consolidated effective income tax rate for the year ended December 31, 1995 increased to approximately 32% from approximately 24% for the year ended December 31, 1994, primarily as a result of the recognition in 1994 of current tax benefits from the utilization of approximately $3.0 million of foreign net operating loss carryforwards. The Company recognized no such tax benefits from the utilization of foreign net operating loss carryforwards in 1995.

FORASOL ACQUISITION

     On March 10, 1997, the Company consummated the acquisition of Forasol for aggregate consideration of $285.6 million, consisting of $113.2 million in cash and 11.1 million shares of Common Stock valued at $172.4 million. Forasol provides drilling and workover services in more than 15 countries, including substantial operations in Latin America and West Africa, and operates a diverse fleet of offshore rigs, including two semisubmersible rigs, three jackup rigs, seven tender-assisted rigs, three lake barge rigs, one swamp barge rig and an international fleet of 29 land-based rigs.

     The following table presents summary historical information and other data for Forasol. The summary historical financial information should be read in conjunction with the historical financial statements of Forasol incorporated by reference in the accompanying Prospectus.

                                        YEAR ENDED DECEMBER 31,
                                       ----------------------
                                          1995        1996
                                           (IN THOUSANDS)
Net revenues.........................  $  171,500  $  199,471
Cost of operations...................     127,491     161,897
                                       ----------  ----------
          Gross margin...............      44,009      37,574
Depreciation and amortization........     (20,264)    (23,945)
Selling, general and
  administrative.....................     (17,660)    (18,490)
Other income, net....................         382       1,148
Interest expense, net................      (8,783)     (7,738)
                                       ----------  ----------
          Loss before minority
             interest and income
             taxes...................      (2,316)    (11,451)
Minority interest....................      (1,288)        825
Income taxes.........................        (409)       (354)
                                       ----------  ----------
          Net loss...................  $   (4,013) $  (10,980)
                                       ==========  ==========

     Revenues for the year ended December 31, 1996 increased $28.0 million, or 16%, as compared to the corresponding period in 1995. This increase was primarily attributable to a $15.8 million increase in revenues from jackup rigs and an $8.9 million increase in revenues from tender-assisted rigs. The increase in revenues from jackup rigs was due to the commencement of integrated services contracts in Venezuela, which began in April 1996. The increase in revenues from tender-assisted rigs was attributable to increased utilization and the addition of two management contracts in Venezuela. Revenues from land-based operations were $67.5 million for 1996 compared to $67.4 million for 1995.

     The cost of operations for the year ended December 31, 1996 increased $34.4 million, or 27%, as compared to the corresponding period in 1995. Operating costs for the tender-assisted rigs, the semisubmersible rigs and the jackup rigs increased by an aggregate of $17.4 million as a result of increased utilization. Although revenues from land-based operations were essentially unchanged in 1996, an increase in activity resulted in increased operating expenses of $8.4 million. This increase was primarily due to the Argentine land-based operations and to a turnkey drilling contract completed in Algeria. Forasol also experienced increased base costs in Venezuela due to the commencement of several management contracts in that country.

     During 1996, Forasol's two semisubmersible drilling rigs, the NYMPHEA and the SOUTH SEAS DRILLER, worked an aggregate of 449 days at an average day rate of approximately $37,900. The SOUTH SEAS DRILLER recently began work on the first of two term contracts that provide for a minimum of 285 days of work in 1997 and an additional 155 days of work in 1998, exclusive of extending options, at an average day rate of approximately $61,200. In addition, the NYMPHEA is scheduled to commence operations in June 1997 under a four-year contract at an initial day rate of $79,370. Based on these new contracts, the SOUTH SEAS DRILLER and the NYMPHEA, on an annualized basis, are expected to generate approximately $34 million of incremental revenue relative to 1996. The Company also expects to realize significant cost savings and synergies as a result of the Forasol acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had net working capital of $62.7 million and $31.3 million at December 31, 1996 and 1995, respectively. The Company's current ratio was 1.7 at both December 31, 1996 and December 31, 1995. During 1996, the Company issued to the public $80.5 million principal amount of convertible subordinated debentures and 3,450,000 shares of Common Stock. Proceeds from these transactions, which aggregated approximately $123.2 million, together with borrowings under existing credit facilities, sale-leaseback arrangements and the Company's internally generated funds, were used primarily to pay the $110.0 million cash portion of the purchase price for Quitral-Co, to finance the construction of two platform rigs for the Company's offshore fleet in the Gulf of Mexico and for various other capital projects, including rig upgrades and additions to the Company's land-based fleet in Latin America. Two of the Company's barge rigs operating on Lake Maracaibo, Venezuela were financed in 1994 on a long-term project basis with limited recourse to the Company.

     Since the end of 1996, the following transactions have had or are expected to have a material impact on the Company's cash requirements:

      o In February 1997, the Company sold substantially all of the assets used in its domestic land-based well servicing operations for approximately $135.7 million in cash. The Company's net proceeds from the sale, after payment of taxes, repayment of indebtedness collateralized by certain of the assets sold and prepayment of terminated operating leases, were approximately $83.8 million.

      o In March 1997, the Company completed the acquisition of Forasol for $113.2 million in cash and 11.1 million shares of Common Stock. The cash portion of the purchase price was funded out of working capital, including the net proceeds from the sale of the Company's domestic land-based well servicing operations and borrowings of $25.7 million under the Credit Facility described below.

      o In February 1997, the Company agreed to purchase the Noble Rigs for $265.0 million in cash. In addition, the Company expects to spend at least $20 million to upgrade and equip the two Noble Rigs awaiting refurbishment. The Company expects to finance the purchase of the Noble Rigs from the proceeds from the Offerings.

     In March 1997, the Company entered into the Credit Facility with a group of banks which provides for availability of up to $100.0 million (including $25.0 million for letters of credit). Availability under the Credit Facility is limited to a borrowing base based on the value of collateral. Unless the Company secures its obligations by June 6, 1997 with additional offshore or domestic assets with a value of at least $40.0 million ("Additional Collateral"), the credit line will be reduced to $75.0 million. The Credit Facility is collateralized by the accounts receivable, inventory and intangibles of the Company and its domestic subsidiaries, two-thirds of the stock of the Company's foreign subsidiaries, the stock of the Company's domestic subsidiaries and certain other assets. The Company's domestic subsidiaries also provide guarantees. The Credit Facility terminates on March 6, 2002 if the Additional Collateral is timely provided; otherwise it terminates on March 6, 2000. The credit line, unless extended, will be reduced by $12.5 million in each of 2000 and 2001.

     The Credit Facility limits the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on its capital stock, make acquisitions, sell assets or change its business without prior consent of the lenders. Under the Credit Facility, the Company must maintain certain financial ratios, including
(i) funded debt to pro forma EBITDA, (ii) funded debt to capitalization, (iii) adjusted EBITDA to debt service and (iv) minimum tangible net worth. The Notes Offering and the purchase of the Noble Rigs will result in the breach of certain of these covenants as currently structured. To complete the Notes Offering and finance the purchase, therefore, the Company will be required to obtain waivers from the lenders, amend the Credit Facility and obtain releases of domestic subsidiary guarantees, or repay any amounts outstanding under the Credit Facility.

     In March 1997, the Company borrowed $40.0 million under the Credit Facility, of which $14.3 million was used to repay amounts outstanding under the Company's previous credit facility and $25.7 million was used to partially fund the acquisition of Forasol. Borrowings under the Credit Facility bear interest at a variable rate, currently 7.44%, based on either the prime rate or LIBOR.

     The Notes Offering and the Common Stock Offering are being made under a "shelf" registration statement under the Securities Act pursuant to which the Company may issue up to $500.0 million of securities consisting of any combination of debt securities and Common Stock. As part of their approval of the Forasol acquisition, shareholders of the Company approved an increase in the authorized number of shares of Common Stock from 40 million to 100 million.

     Management believes that the cash generated from the Company's operations, together with the net proceeds from the Offerings and borrowings under the Credit Facility or any replacement thereof, will be adequate to fund its normal ongoing capital expenditure, working capital and debt service requirements.

ACCOUNTING MATTERS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128, which is effective for periods ending after December 15, 1997, including interim periods, simplifies the standards for computing earnings per share and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. Initial adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations. Early adoption is not permitted.

                                    BUSINESS

     The Company is a leading domestic and international provider of contract drilling and related services, operating both on land and offshore. In recent years, the Company has focused its growth strategy on the higher margin offshore and international drilling and workover markets. Consistent with this strategy, the Company acquired several international and offshore businesses, including Quitral-Co and Forasol, and divested its domestic land-based well servicing operations, thereby transforming the Company into one of the largest and most diversified drilling contractors in the world. The Company operates a global fleet of 279 rigs, including two semisubmersible rigs, eight tender-assisted rigs, three jackup rigs, five floating lake barge rigs, one posted swamp barge rig, 22 offshore platform rigs, 76 land-based rigs and 162 land-based workover rigs. The significant diversity of the Company's rig fleet enables the Company to provide a broad range of services and to take advantage of market upturns while reducing its exposure to sharp downturns in any particular market sector or geographic region. With the closing of the pending purchase of the Noble Rigs, the Company will add 12 mat-supported jackup rigs and the hull of an additional jackup rig to its offshore fleet. See "The Noble Rigs."

     Internationally, the Company has established leading market positions in several operating regions. In Argentina, the Company operates a land-based fleet of 36 drilling rigs and 109 workover rigs. In Venezuela, the Company operates three jackup rigs, one tender-assisted rig, five lake barge rigs, 12 land-based drilling rigs and 33 land-based workover rigs. In Colombia, the Company operates 13 land-based drilling rigs and six land-based workover rigs. In the western and northern regions of Africa and in the Middle East, the Company operates two semisubmersible rigs, six tender-assisted rigs, one swamp barge rig and seven land-based drilling and workover rigs.

     In the Gulf of Mexico, the Company operates a fleet of 22 self-erecting platform rigs and is constructing one additional rig, making it the largest contractor of such offshore platform rigs in this market with approximately 45% of available capacity and a fleet approximately twice as large as that of its next largest competitor. The purchase of the Noble Rigs will position the Company as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

BUSINESS STRATEGY

     The Company's strategy is focused on achieving revenue and earnings growth through:

      o Establishing and maintaining leading market positions to maximize operating performance.

      o   Diversifying operations by asset class and geographic region.

      o Developing and maintaining long-term relationships with major oil and gas companies, including state-owned companies, by providing a full range of drilling expertise and technology.

      o Acquiring businesses and assets in international onshore and offshore markets and domestic offshore markets where significant consolidation savings and economies of scale can be achieved.

      o Acquiring or constructing offshore and deepwater rigs, primarily supported by long-term contracts.

     Implementation of this strategy, including the Recent Transactions, has repositioned the Company to take advantage of the benefits resulting from operating a balanced fleet, which the pending purchase of the Noble Rigs is expected to enhance. These benefits include more stable cash flows produced by the Company's international and offshore rigs under term contracts, improved cash flow and higher margins generally produced by offshore rigs, reduced exposure to downturns in a single market and increased exposure to higher margin international and offshore drilling and workover markets. To reflect more accurately the nature and scope of the Company's current operations and business strategy, the Board of Directors of the Company has approved a proposal to change the name of the Company to Pride International, Inc., which is being submitted to the Company's shareholders for their approval at the Company's Annual Meeting of Shareholders to be held on May 22, 1997.

OPERATIONS

  LATIN AMERICA

     The Company has significant Latin American operations. Through a series of acquisitions and the deployment of underutilized domestic assets, the Company now operates 145 land-based rigs in Argentina; three jackup rigs, one tender-assisted rig, five lake barge rigs and 45 land-based rigs in Venezuela; 19 land-based rigs in Colombia and one land-based drilling rig in Ecuador. The Company continues to review opportunities to expand in Latin America.

     ARGENTINA. In Argentina, the Company currently operates 145 land-based rigs. Of these rigs, 36 are drilling rigs and 109 are workover rigs. The Argentine oil production market has experienced improved conditions in recent years as a result of general economic reform, sales of certain state-owned oil fields to private operators and the privatization of the state-owned oil company, the predecessor of YPF Sociedad Anonima ("YPF"). These improved conditions have resulted in additional demand for rig services. Argentine rig operations are generally conducted in remote regions of the country and require substantial fixed infrastructure and operating support costs. The Company believes that its established infrastructure and scale of operations provide it with a competitive advantage in this market.

     VENEZUELA. The Company's land-based fleet in Venezuela currently consists of 45 rigs, of which 12 are drilling rigs and 33 are workover rigs. In recent years, the Venezuelan national oil company has entered into operating service agreements with a number of international oil companies to rehabilitate and develop approximately 80 "marginal" fields. Development of these fields is providing additional demand for rig services in Venezuela. In July 1995, the Venezuelan Congress enacted legislation that created a new mechanism for private sector involvement in the oil and gas industry in that country through production sharing contracts. As of December 1996, eight of Venezuela's largest undeveloped properties had been awarded to multinational oil operators for development through such contracts, and the Venezuelan government has recently identified 20 additional properties for development by private-sector operators.

     The Company operates three jackup rigs, five barge rigs and a tender-assisted rig on Lake Maracaibo, Venezuela. Two of the jackup rigs that the Company operates under contracts expiring in 1999 are owned by Maraven S.A. The other jackup rig is owned by the Company and operates under a contract expiring in 1998. In 1995, the Company placed two barge rigs into service on Lake Maracaibo that are working under ten-year contracts for Lagoven, S.A. Through a joint venture in which the Company owns a 62.5% interest, the Company operates two additional barge rigs under contracts expiring at the end of May 1997, at which time the customer has a buyout option for nominal consideration. The Company operates the remaining barge rig and the tender-assisted rig under management contracts with Maraven S.A. that expire in December 1997.

     COLOMBIA. The Company currently operates 13 land-based drilling rigs and six land-based workover rigs in Colombia. The Colombian government has recently enacted policies to encourage oil and gas exploration and production activities and awarded additional properties for development to major international oil operators under production sharing contracts. The Company believes it is well positioned to capitalize on new opportunities in Colombia.

  AFRICA AND THE MIDDLE EAST

     OFFSHORE. The Company's semisubmersible rig NYMPHEA is currently drilling offshore West Africa for Chevron Corp. ("Chevron"). Upon completion of the Chevron contract, the NYMPHEA will be upgraded at an estimated cost of approximately $10 million, after which the rig will be mobilized to Brazil in May 1997 to work under a four-year contract with Petrobras to drill high-pressure, high-temperature wells. The Company's semisubmersible rig SOUTH SEAS DRILLER, which was recently upgraded, is currently operating in Nigeria.

     The Company owns six tender-assisted rigs in Africa and the Middle East, five of which are currently in West Africa, a highly consolidated market with only three competitors operating seven tenders. The ALLIGATOR and BARRACUDA are currently contracted through the end of 1997, with two six-months options.

Through a joint venture, the Company owns a 12.5% interest in the self-erecting tender AL BARAKA I. In addition to its ownership interest, the Company also manages the rig for an operating fee. The CORMORANT is currently under contract through October 1997, with a six-month option. The Company has recently acquired the tender-assisted rig TENAGA, which is located in Cameroon and being marketed for several projects. The ILE DE LA MARTINIQUE is currently stacked in the United Arab Emirates. The Company operates one swamp barge rig, the BINTANG KALIMANTAN, in Nigeria, which is currently contracted through April 1997, with a 12-month option.

     LAND-BASED. The Company operates six land-based drilling rigs and one land-based workover rig in Algeria, Libya and Oman, all of which were acquired in the Forasol transaction.

  GULF OF MEXICO

     In June 1994, the Company commenced operations in the Gulf of Mexico through the acquisition of the largest fleet of offshore self-erecting platform workover rigs in that market. The Company has made substantial capital improvements in this fleet and believes its fleet of 22 platform rigs is one of the most technologically advanced fleets in the industry, which the Company believes has led to higher day rates and increased utilization of these rigs.

  OTHER

     The Company owns a tender-assisted rig, the ILE DE SEINE, in Southeast Asia, two land-based drilling rigs in Pakistan, and five land-based drilling rigs and two land-based workover rigs in Europe. In addition, the Company has two land-based workover rigs in Russia, both of which are currently stacked.

RIG FLEET

  OFFSHORE RIGS

     The following table sets forth, as of April 1, 1997, certain information concerning the offshore rig fleet operated by the Company:

                                 OFFSHORE RIGS

                                                                               YEAR       WATER     DRILLING
                                                                             BUILT OR     DEPTH       DEPTH
              RIG NAME                          RIG TYPE/DESIGN              REBUILT     RATING      RATING         LOCATION
                                                                                         (FEET)      (FEET)
SEMISUBMERSIBLE RIGS -- 2
  Nymphea                            Third generation                          1987       1,500       25,000         Cabinda
  South Seas Driller                 Second generation                         1977       1,000       20,000         Nigeria
TENDER-ASSISTED RIGS -- 8
  Alligator                          Self-erecting barge                       1992         330       20,000         Angola
  Barracuda                          Self-erecting barge                       1992         330       20,000         Angola
  Cormorant                          Self-erecting ship-shaped                 1996         300       16,400         Angola
  Al Baraka I                        Self-erecting barge                       1994         650       20,000         Cabinda
  Ile de Seine                       Self-erecting barge                       1990         450       16,000        Malaysia
  Ile de la Martinique               Ship-shaped                               1995         400       16,000           UAE
  GP-18                              Tender barge                              1985         150       20,000        Venezuela
  Tenaga                             Tender barge                              1978         600       20,000        Cameroon
JACKUP RIGS -- 15*
  Ile du Levant                      Independent leg cantilever                1991         270       20,000        Venezuela
  GP-19                              Independent leg cantilever                1987         150       20,000        Venezuela
  GP-20                              Independent leg cantilever                1987         200       20,000        Venezuela
  Marvin Winters*                    Mat-supported cantilever                  1982         250       20,000     Gulf of Mexico
  Jack Clark*                        Mat-supported slot                        1996         250       20,000     Gulf of Mexico
  Jim Bawcom*                        Mat-supported slot                        1981         250       25,000     Gulf of Mexico
  Cliff Matthews*                    Mat-supported slot                        1976         250       20,000     Gulf of Mexico
  W.T. Johnson*                      Mat-supported cantilever                  1982         200       20,000     Gulf of Mexico
  Duke Hinds*                        Mat-supported cantilever                  1990         200       25,000     Gulf of Mexico
  Frank Lamaison*                    Mat-supported cantilever                  1982         200       20,000     Gulf of Mexico
  Red McCarty*                       Mat-supported cantilever                  1982         200       25,000     Gulf of Mexico
  Mac McCoy*                         Mat-supported cantilever                  1982         200       20,000     Gulf of Mexico
  NN-1*                              Mat-supported slot                        1990          45       20,000         Nigeria
  Frank Reiger**                     Mat-supported slot                        1975         250       20,000     Gulf of Mexico
  Cecil Forbes*                      Mat-supported slot                        1997         300       20,000     Gulf of Mexico
BARGE RIGS -- 6
  Pride I                            Floating cantilever                       1995         150       20,000        Venezuela
  Pride II                           Floating cantilever                       1995         150       20,000        Venezuela
  Rig 50                             Floating cantilever                       1992         150       20,000        Venezuela
  Rig 51                             Floating cantilever                       1992         150       20,000        Venezuela
  GP-10                              Floating cantilever                       1967         120       20,000        Venezuela
  Bintang Kalimantan                 Posted swamp                              1995          NA       15,000         Nigeria
PLATFORM RIGS -- 22***
  Rig 11                             Light mechanical                          1993          NA       10,000     Gulf of Mexico
  Rig 14                             Light mechanical                          1994          NA       10,000     Gulf of Mexico
  Rig 15                             Light mechanical                          1994          NA       10,000     Gulf of Mexico
  Rig 30                             Intermediate mechanical                   1986          NA       15,000     Gulf of Mexico
  Rig 80                             Intermediate mechanical                   1987          NA       15,000     Gulf of Mexico
  Rig 100                            Intermediate mechanical                   1990          NA       15,000     Gulf of Mexico
  Rig 110                            Intermediate mechanical                   1990          NA       15,000     Gulf of Mexico
  Rig 130                            Intermediate mechanical                   1991          NA       15,000     Gulf of Mexico
  Rig 170                            Intermediate mechanical                   1991          NA       15,000     Gulf of Mexico
  Rig 200                            Intermediate mechanical                   1993          NA       15,000     Gulf of Mexico
  Rig 210                            Intermediate mechanical                   1996          NA       15,000     Gulf of Mexico
  Rig 220                            Intermediate mechanical                   1995          NA       15,000     Gulf of Mexico
  Rig 650E                           Intermediate electric                     1994          NA       15,000     Gulf of Mexico
  Rig 651E                           Intermediate electric                     1995          NA       15,000     Gulf of Mexico
  Rig 653E                           Intermediate electric                     1995          NA       15,000     Gulf of Mexico
  Rig 750E                           Heavy electric                            1992          NA       16,500     Gulf of Mexico
  Rig 751E                           Heavy electric                            1995          NA       16,500     Gulf of Mexico
  Rig 951                            Heavy mechanical                          1995          NA       18,000     Gulf of Mexico
  Rig 952                            Heavy mechanical                          1995          NA       18,000     Gulf of Mexico
  Rig 1002E                          Heavy electric                            1996          NA       20,000     Gulf of Mexico
  Rig 1003E                          Heavy electric                            1996          NA       20,000     Gulf of Mexico
  Rig 1501E                          Heavy electric                            1996          NA       25,000     Gulf of Mexico

              RIG NAME                    STATUS
SEMISUBMERSIBLE RIGS -- 2
  Nymphea                                Working
  South Seas Driller                     Working
TENDER-ASSISTED RIGS -- 8
  Alligator                              Working
  Barracuda                              Working
  Cormorant                              Working
  Al Baraka I                           Contracted
  Ile de Seine                          Contracted
  Ile de la Martinique                   Stacked
  GP-18                                  Working
  Tenaga                                Available
JACKUP RIGS -- 15*
  Ile du Levant                          Working
  GP-19                                  Working
  GP-20                                  Working
  Marvin Winters*                        Working
  Jack Clark*                            Working
  Jim Bawcom*                            Working
  Cliff Matthews*                        Working
  W.T. Johnson*                          Working
  Duke Hinds*                            Working
  Frank Lamaison*                        Working
  Red McCarty*                           Working
  Mac McCoy*                             Working
  NN-1*                                  Working
  Frank Reiger**                         Shipyard
  Cecil Forbes*                          Stacked
BARGE RIGS -- 6
  Pride I                                Working
  Pride II                               Working
  Rig 50                                 Working
  Rig 51                                 Working
  GP-10                                  Working
  Bintang Kalimantan                     Working
PLATFORM RIGS -- 22***
  Rig 11                                Available
  Rig 14                                 Working
  Rig 15                                Available
  Rig 30                                 Stacked
  Rig 80                                 Stacked
  Rig 100                               Available
  Rig 110                                Working
  Rig 130                               Available
  Rig 170                                Working
  Rig 200                               Available
  Rig 210                                Working
  Rig 220                                Working
  Rig 650E                               Working
  Rig 651E                              Contracted
  Rig 653E                              Contracted
  Rig 750E                               Working
  Rig 751E                               Working
  Rig 951                                Working
  Rig 952                                Working
  Rig 1002E                              Working
  Rig 1003E                              Working
  Rig 1501E                              Working

                                                       (NOTES ON FOLLOWING PAGE)

------------
  * Pending closing of the purchase of the Noble Rigs. See "The Noble Rigs."

 ** Currently under contract and scheduled to be placed in service in the Gulf of Mexico by May 1997.

*** On April 1, 1997, the Company's heavy electric platform workover Rig 1001E operating in the Gulf of Mexico was destroyed by a blowout and resulting fire. No personnel were injured. The Company has a substantially identical rig under construction, which it expects to place in service in July 1997. The Company currently intends to use insurance proceeds from the loss of Rig 1001E to construct an additional platform rig for its Gulf of Mexico fleet.

     SEMISUBMERSIBLE RIGS. The Company's two semisubmersible rigs are floating platforms that, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, are below the water surface during drilling operations. The rig is "semi-submerged," remaining afloat in a position where the lower hull is about 60 to 80 feet below the water line and the upper deck protrudes well above the surface. This type of rig maintains its position over the well through the use of an anchoring system or computer-controlled thruster system.

     TENDER-ASSISTED RIGS. Of the eight tender-assisted rigs operated by the Company, four are equipped with top-drive drilling systems. Tender-assisted rigs are generally non-self-propelled barges, which are moored alongside a platform and contain crew quarters, mud pits, mud pumps and power generation systems. The only equipment transferred to the platform for drilling or workover operations is the derrick equipment set consisting of the substructure, drillfloor, derrick and drawworks. As a result, tender-assisted rigs are less hazardous and allow smaller, less costly platforms to be used for development projects. Self-erecting tenders carry their own derrick equipment set and have a crane capable of erecting the derrick on the platform, thereby eliminating the cost associated with a separate derrick barge and related equipment.

     JACKUP RIGS. The three jackup rigs currently operated by the Company are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean or lake floor until a foundation is established to support the drilling platform. The rig legs may have a lower hull or mat attached to the bottom to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harsher or uneven seabed conditions. Jackup rigs are generally subject to a maximum water depth of approximately 350 to 400 feet, while some jackup rigs may drill in water depths as shallow as ten feet. The water depth limit of a particular rig is determined by the length of the rig's legs and the operating environment. Moving a rig from one drill site to another involves lowering the hull down into the water until it is afloat and then jacking up its legs with the hull floating on the surface of the water. The hull is then towed to the new drilling site. A cantilever jackup has a feature that allows the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over a pre-existing platform or structure. Certain cantilever jackup rigs have "skid-off" capability, which allows the derrick equipment to be skidded onto an adjacent platform, thereby increasing the operational capacity of the rig. Slot type jackup rigs are configured for drilling operations to take place through a slot in the hull. Slot type rigs are usually used for exploratory drilling because their configuration makes them difficult to position over existing platforms or structures. Each of the Company's three jackup rigs is an independent leg rig equipped with cantilevers, and one has skid-off capability.

     BARGE RIGS. The Company operates five barge rigs in Lake Maracaibo, Venezuela and one swamp barge in Nigeria. Rigs operating in Venezuela are generally barges that have been designed to work in a floating mode with a cantilever feature and a mooring system that enables the rig to operate in waters up to 150 feet deep. In recent years, demand for barge rigs for drilling and workover services in certain international markets, especially Venezuela, has increased. The swamp barge rig in Nigeria is held in position by means of legs or "posts" submerged to the ocean floor.

     PLATFORM RIGS. The Company's 22 platform rigs in the Gulf of Mexico consist of well servicing equipment and machinery arranged in modular packages that are transported to and assembled and installed on fixed offshore platforms owned by the customer. Fixed offshore platforms are steel tower-like structures that stand on the ocean floor, with the top portion, or platform, above the water level, providing the foundation upon which the platform rig is placed. One of the Company's platform rigs is capable of operating at well depths of up to 25,000 feet. The Company is using its platform rigs to provide an increasing amount of drilling and horizontal reentry services using portable top drives, enhanced pumps and solids control equipment for drilling fluids as well as for workover services.

  LAND-BASED RIGS

     The following table sets forth, as of April 1, 1997, certain information concerning the land-based rig fleet operated by the Company:

                                LAND-BASED RIGS

COUNTRY                                 TOTAL     DRILLING     WORKOVER
-------                                 -----     --------     --------
LATIN AMERICA -- 210
     Argentina.......................    145          36          109
     Venezuela.......................     45          12           33
     Colombia........................     19          13            6
     Ecuador.........................      1           1         --
AFRICA/MIDDLE EAST -- 7
     Algeria.........................      3           3         --
     Libya...........................      2           1            1
     Oman............................      2           2         --
OTHER -- 11..........................     11           7            4
HELD FOR REDEPLOYMENT -- 10
     United States...................     10           1            9
                                                      --
                                        -----                     ---
          Total Land Rigs............    238          76          162
                                        =====         ==          ===

     A land-based drilling rig consists of engines, drawworks, a mast, substructure, pumps to circulate the drilling fluid, blowout preventers, drill string and related equipment. The engines power a rotary table that turns the drill string, causing the drill bit to bore through the subsurface rock layers. Rock cuttings are carried to the surface by the circulating drilling fluid. The intended well depth and the drilling site conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling job.

     A land-based well servicing rig consists of a mobile carrier, engine, drawworks and derrick. The primary function of a well servicing rig is to act as a hoist so that pipe, rods and down-hole equipment can be run into and out of a well. All of the Company's well servicing rigs can be readily moved between well sites and between geographic areas of operations.

SERVICES PROVIDED

  DRILLING SERVICES

     The Company provides contract drilling services to oil and gas exploration and production companies through the use of mobile offshore and land-based drilling rigs. Generally, land-based rigs and offshore platform rigs operate with crews of six to 17 persons while semisubmersible rigs, tender-assisted rigs, jackup rigs and barge rigs operate with crews of 15 to 25 persons. The Company provides the rig and drilling crew and is responsible for the payment of operating and maintenance expenses. Mobilization expenses are generally paid by the customer.

  MAINTENANCE AND WORKOVER SERVICES

     Maintenance services are required on producing oil and gas wells to ensure efficient, continuous operation. These services consist of mechanical repairs necessary to maintain production from the well, such as repairing parted sucker rods, replacing defective downhole pumps in an oil well or replacing defective tubing in a gas well. The Company provides the rigs, equipment and crews for these maintenance services, which are performed on both oil and gas wells but which are more often required on oil wells.

Many of the Company's rigs also have pumps and tanks that can be used for circulating fluids into and out of the well. Typically, maintenance jobs are performed on a series of wells in geographic proximity to each other, take less than 48 hours per well to complete and require little, if any, revenue-generating equipment other than a rig.

     Maintenance services are generally required throughout the life of a well. The need for these services does not depend on the level of drilling activity and is generally independent of short-term fluctuations in oil and gas prices. Accordingly, the demand for maintenance services is generally more stable than for other well servicing activities. The general level of maintenance, however, is affected by changes in the total number of producing oil and gas wells in a region.

     In addition to periodic maintenance, producing oil and gas wells occasionally require major repairs or modifications, called "workovers." Workover services include the opening of new producing zones in an existing well, recompletion of a well in which production has declined, drilling out plugs and packers and the conversion of a producing well to an injection well during enhanced recovery operations. These extensive workover operations are normally performed by a well servicing rig with additional specialized accessory equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of the Company's rigs are designed and equipped to handle the more complex workover operations. A workover may last from a few days to several weeks.

  ENGINEERING SERVICES

     The Company believes that the engineering and design expertise acquired in the Forasol transaction will become important factors in the growth and success of its business. In Paris, the Company employs a technical staff dedicated to designing specialized drilling equipment to fill specific customer requirements. The engineering staff has designed and managed the fabrication of seven of the rigs in the offshore rig fleet. The Company also has an engineering staff that provides turnkey and project management services, reservoir drainage analysis and well engineering, which enhances the Company's contract drilling services.

COMPETITION

     Competition in the international markets in which the Company operates ranges from large multinational competitors offering a wide range of well servicing and drilling services to smaller, locally owned businesses. The Company believes that it is competitive in terms of pricing, performance, equipment, safety, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those international areas in which it operates. Currently, the Company has strong market positions in the Gulf of Mexico, northern and western Africa, Argentina, Venezuela and Colombia, and believes it is well positioned in the Middle East.

     The Company believes that in the Gulf of Mexico there are approximately 12,000 producing oil and gas wells and that such wells generally require workovers about once every five years to maintain optimal production levels. The market for offshore platform workover rig services is highly competitive, with the Company's two most significant competitors having an aggregate of approximately 19 rigs compared to 22 rigs for the Company.

     In periods of low rig utilization, drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider quality of service and equipment, intense price competition is the primary factor in determining which contractor, among those with suitable rigs, is awarded a job. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand periods of low utilization, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

CUSTOMERS

     In international markets, the Company works for government-owned oil companies, large multinational oil companies and locally owned independent operators. During 1996, approximately 40% of the revenues from the operations conducted in Argentina by the Company was derived from YPF, the successor to the operations of the former state-owned oil company. Services provided to YPF accounted for approximately 16% of the Company's consolidated revenues for 1996. The remainder of the Company's Argentine customers are large multinational oil companies and locally owned independent operators. In Venezuela, the Company provides services for three subsidiaries of Petroleos de Venezuela, S.A., the state-owned oil company, as well as multinational oil companies. Forasol derived 16%, 30% and 36% of its consolidated revenues during 1996, 1995 and 1994, respectively, from Elf Aquitaine Group. During the year ended December 31, 1996, an additional 15%, 14%, 14% and 10% of Forasol's consolidated revenues were derived from Maraven S.A., Chevron, Shell Oil Company and Total, S.A., respectively. The Company's U.S. customers are predominantly major integrated and large independent operators. One customer, Shell Oil Company, accounted for approximately 22% of revenues from domestic offshore operations during 1996.

CONTRACTS

     The Company's drilling contracts are awarded through competitive bidding or on a negotiated basis. The contract terms and rates vary depending on competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied, the on-site drilling conditions and the anticipated duration of the work to be performed.

     Oil and gas well drilling contracts are carried out on either a dayrate, footage or turnkey basis. Under dayrate contracts, the Company charges the customer a fixed charge per day regardless of the number of days needed to drill the well. In addition, dayrate contracts usually provide for a reduced day rate (or lump sum amount) for mobilizing the rig to the well location and for assembling and dismantling the rig. Under dayrate contracts, the Company ordinarily bears no part of the costs arising from down-hole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Most of the Company's contracts are on a dayrate basis. Other contracts provide for payment on a footage basis, whereby the Company is paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well. The Company may also enter into turnkey contracts, whereby it agrees to drill a well to a specific depth for a fixed price and to bear some of the well equipment costs. Compared to dayrate contracts, footage and turnkey contracts involve a higher degree of risk to the Company and, accordingly, normally provide greater profit potential. Two of the Company's jackup rigs in Venezuela are currently operating under turnkey contracts.

     In international markets, contracts generally provide for longer terms than contracts in domestic offshore markets. When contracting abroad, the Company is faced with the risks of currency fluctuation and, in certain cases, exchange controls. Typically, the Company limits these risks by obtaining contracts providing for payment in freely convertible foreign currency or U.S. dollars. To the extent possible, the Company seeks to limit its exposure to potentially devaluating currencies by matching its acceptance thereof to its expense requirements in such local currencies. There can be no assurance that the Company will be able to continue to take such actions in the future, thereby exposing the Company to foreign currency fluctuations which could have a material adverse effect upon its results of operations and financial condition. Currently, foreign exchange in Argentina, Venezuela and Colombia is carried out on a free-market basis. There can be no assurances, however, that the local monetary authorities in these countries will not implement exchange controls in the future.

     The Company's contracts with Lagoven, S.A. for the operation of two barge rigs on Lake Maracaibo, Venezuela provide for a term that runs through 2004. Rates under the contracts are subject to contractual escalation and are denominated in part in U.S. dollars and in part in local currency. The portion of the rate denominated in U.S. dollars may be paid in local currency based on prevailing exchange rates provided that exchange into U.S. dollars can be readily effected.

SEASONALITY

     In general, the Company's business activities are not significantly affected by seasonal fluctuations. The Company's rigs are located in geographical areas which are not subject to severe weather that would halt operations for prolonged periods.

LEGAL PROCEEDINGS

     The Company is routinely involved in litigation incidental to its business, which often involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing litigation will have a material adverse effect on the Company's financial position or results of operations.

EMPLOYEES

     The Company currently employs approximately 2,000 salaried employees and approximately 6,400 hourly paid employees. Approximately 800 of the employees are located in the United States and 7,600 are located abroad. Hourly rig crew members constitute the vast majority of employees. None of the Company's U.S. employees are represented by a collective bargaining unit. Many of the Company's international employees are subject to industry-wide labor contracts within their respective countries. Management believes that the Company's employee relations are good.

                                 THE NOBLE RIGS

     In February 1997, the Company entered into a definitive agreement to purchase 12 mat-supported jackup rigs and the hull of an additional jackup rig from Noble for $265.0 million in cash. Nine of the rigs are currently operating in the Gulf of Mexico, one rig is operating offshore West Africa, one is undergoing refurbishment and two (including the rig hull) are stacked awaiting refurbishment. The Company expects to spend at least $20.0 million to upgrade and equip the two rigs awaiting refurbishment. For the year ended December 31, 1996, the nine rigs that were operating generated revenues of approximately $68.7 million, at an average operating rate of approximately $22,000 per rig per day. Recent high demand for these types of rigs, which typically work under well-to-well contracts, has resulted in a significant upward trend in day rates, with the current average contracted rate being approximately $28,000 per day.

     The Noble Rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the hull, which contains the drilling equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. All of the Noble Rigs are mat-supported rigs, of which six are cantilever design, a feature that permits the drilling platform to be extended out from the hull, allowing drilling or workover capabilities over pre-existing platforms or structures. The other six rigs are slot-type design configured for the drilling operations to take place through a keyway in the hull. Jackup rigs with the cantilever feature historically have achieved higher day rates and utilization levels. The Noble Rigs are capable of drilling to maximum depths of 20,000 to 25,000 feet in water depths of up to 250 feet for the cantilever units and 300 feet for the slot units.

     Purchase of the Noble Rigs by the Company is subject to certain conditions, including completion by the Company of satisfactory financing arrangements. The closing of the transaction is expected to occur concurrently with the closing of the Notes Offering. If the closing occurs prior to June 3, 1997, the purchase price will be adjusted to compensate Noble for the estimated operating cash flows the Noble Rigs would have otherwise generated for Noble's benefit until that date. The Company has placed in escrow a deposit of $20.0 million, which Noble has the right to retain if the Company fails to secure adequate financing or is otherwise unable to close by June 30, 1997.

                                   MANAGEMENT

     The following table and descriptions set forth information regarding the directors and executive officers of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for five-year terms or until their successors are elected and qualified or until their earlier resignation or removal in accordance with the Company's bylaws. Officers are elected annually by the Board of Directors and serve until their successors are chosen or until their resignation or removal.

                  NAME              AGE*             POSITION
Ray H. Tolson(1).................    62    Chairman of the Board and Chief
                                             Executive Officer
Paul A. Bragg....................    41    President and Chief Operating Officer
James W. Allen...................    53    Senior Vice President -- Operations
Gerard Godde.....................    54    Senior Vice President -- Forasol
                                             Operations
Earl W. McNiel...................    38    Vice President and Chief Financial
                                             Officer
Robert W. Randall................    54    Vice President -- General Counsel and
                                             Secretary
John O'Leary.....................    41    Vice President -- International
                                             Marketing
Christian J. Boon Falleur........    50    Director
James B. Clement(1)(2)(3)........    51    Director
Remi Dorval......................    46    Director and Vice Chairman
Jorge E. Estrada M...............    49    Director
Ralph D. McBride(1)(2)(3)........    50    Director
Thomas H. Roberts, Jr.(2)........    72    Director
James T. Sneed(1)(3).............    65    Director
------------
 * As of April 1, 1997

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     Ray H. Tolson was elected Chairman of the Board in December 1993. He has served as a director since August 1988 and Chief Executive Officer of the Company and its predecessor since 1975. Mr. Tolson was President of the Company from February 1975 to February 1997.

     Paul A. Bragg has been President of the Company since February 1997. He joined the Company in July 1993 as its Vice President and Chief Financial Officer. From 1988 until he joined the Company, Mr. Bragg was an independent business consultant and managed private investments. He previously served as Vice President and Chief Financial Officer of Energy Service Company, Inc., an oilfield services company, from 1983 through 1987.

     James W. Allen joined the Company in January 1993 as its Vice
President -- International Operations (Latin America). In February 1996, he was named Senior Vice President -- Operations. He became Senior Vice President of Pride International Ltd. in May 1994. From 1988 through 1992, Mr. Allen was an independent business consultant and managed private investments. From 1984 to 1988, he was Vice President Latin America for Energy Service Company, Inc. Mr. Allen has 28 years of oilfield experience with several different companies.

     Gerard Godde was named Senior Vice President of the Company in March 1997 in connection with the Forasol transaction. Mr. Godde has served as Senior Vice President and Chief Operating Officer of Forasol since April 1996 and Managing Director of Forasol since 1987. Mr. Godde joined Forasol in 1968 and has been involved with the management of its various offshore and land operations in Africa, the Middle East and North America.

     Earl W. McNiel has been Vice President and Chief Financial Officer of the Company since February 1997. He joined the Company in September 1994 as its Chief Accounting Officer. From 1990 to 1994, Mr.

McNiel served as Chief Financial Officer of several publicly owned waste management companies. From 1987 to 1990, he was employed by Energy Service Company, Inc. as Manager, Finance.

     Robert W. Randall has been Vice President and General Counsel of the Company since May 1991. He was elected Secretary of the Company in 1993. Prior to 1991, he was Senior Vice President, General Counsel and Secretary for Tejas Gas Corporation, a natural gas transmission company.

     John O'Leary was named Vice President -- International Marketing in March 1997 in connection with the Forasol transaction. Mr. O'Leary has been Manager, Marketing and Business Development of Forasol since June 1993, with primary responsibility for worldwide business development. Mr. O'Leary joined Forasol S.A. in August 1985.

     Christian J. Boon Falleur became a director of the Company in March 1997 in connection with the Forasol transaction. Prior to becoming a director, Mr. Boon Falleur was a Supervisory Director and Executive Vice President of Forasol. He has been affiliated since 1972 with Ackermans & van Haaren Group, a publicly traded company listed on the Brussels Stock Exchange, and is currently in charge of its energy services and construction sections.

     James B. Clement has been a director of the Company since November 1993. Since 1977, he has been an executive officer of Offshore Logistics, Inc. and has served as its President, Chief Executive Officer and a director since 1988.

     Remi Dorval became a director and vice chairman of the Company in March 1997 in connection with the Forasol transaction. Prior to becoming a director, Mr. Dorval was a Supervisory Director and Chief Executive Officer of Forasol. Since 1990, he has been a supervisory director of Soletanche Group, a privately held French company, and is in charge of its interests in the oil and gas sector.

     Jorge E. Estrada M. has been a director of the Company since October 1993. For more than five years, Mr. Estrada has been President and Chief Executive Officer of JEMPSA Media and Entertainment, a company specializing in the Spanish and Latin American entertainment industry. Previously Mr. Estrada served as President -- Worldwide Drilling Division of Geosource and Vice President of Geosource Exploration Division -- Latin America.

     Ralph D. McBride became a director of the Company in September 1995. Mr. McBride has been a partner with the law firm of Bracewell & Patterson, Houston, Texas, since 1980.

     Thomas H. Roberts, Jr. has been a director of the Company since 1988. He held a variety of management positions with DEKALB Energy Company until his retirement in 1996. Mr. Roberts is currently a director of IMC Global Inc., a public company engaged in the production and distribution of crop nutrients and related products.

     James T. Sneed has been a director of the Company since October 1992. In 1991 he retired after 37 years of employment with Mobil Oil Corporation where he was Production Manager USA.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes (referred to in the Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes are a series of Debt Securities described in the accompanying Prospectus. The Notes will be issued under an indenture, dated as of May 1, 1997, as supplemented by the First Supplemental Indenture thereto, dated as of May 1, 1997 (such indenture, as so supplemented, is referred to in this section of the Prospectus Supplement as the "Indenture"), by and between the Company and The Chase Manhattan Bank as trustee under the Indenture (the "Trustee").
The Notes are subject to the terms stated in the Indenture and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms. The statements and definitions of terms under this caption relating to the Notes and the Indenture described below are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. For purposes of this section of this Prospectus Supplement, references to the "Company" are to Pride Petroleum Services, Inc., excluding its subsidiaries. Certain terms used herein are defined below under " -- Certain Definitions."

     The Notes will be unsecured senior obligations of the Company, limited in aggregate principal amount to $325 million. The Notes will mature on May 1, 2007, and will bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for. Interest on the Notes will be payable semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 1997, to the Persons in whose names such Notes are registered at the close of business on the April 15 or October 15 immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     Principal, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Company within the City and State of New York, maintained for such purpose. In addition, in the event the Notes do not remain in book-entry form, interest may be paid, at the option of the Company, by check mailed to the registered holders of the Notes at the respective addresses as set forth on the Note Register. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge payable in connection therewith.

RANKING

     The Indebtedness evidenced by the Notes will rank PARI PASSU in right of payment with all other indebtedness of the Company that is not subordinated by its terms to other indebtedness of the Company and senior to all Indebtedness of the Company that by its terms is so subordinated.

     The holders of secured indebtedness of the Company (including Indebtedness under the Company's Credit Facility, which is secured by first priority liens on the receivables, inventory, general intangibles, stock of all domestic Subsidiaries, two-thirds of the stock of each of the Company's direct or indirect foreign Subsidiaries and certain other assets of the Company and its domestic Subsidiaries), will have claims with respect to the assets constituting collateral for such indebtedness that are prior to claims of holders of the Notes. In the event of a default on the Notes or a bankruptcy, liquidation or reorganization of the Company, such assets will be available to satisfy obligations with respect to the indebtedness secured thereby before any payment therefrom could be made on the Notes. To the extent that the value of such collateral is not sufficient to satisfy the indebtedness secured thereby, amounts remaining outstanding on such indebtedness would be entitled to share with the Notes and their claims with respect to any other assets of the Company. At December 31, 1996 on a pro forma combined basis, the Company would have had outstanding approximately $47.8 million of secured indebtedness.

     The Notes will be effectively subordinated to claims of creditors and preferred stockholders of the Company's subsidiaries (other than the Company and any Subsidiary Guarantors) and the claims of secured creditors of the Subsidiary Guarantors. Claims of creditors and preferred stockholders of such subsidiaries (other than the Company), including trade creditors, tort claimants, secured creditors, taxing authorities and creditors holding guarantees, will generally have priority as to assets of such subsidiaries over the claims and equity interest of the Company and, thereby indirectly, the holders of the indebtedness of the Company, including the Notes. At December 31, 1996, on a pro forma combined basis, the Company's subsidiaries would have had outstanding indebtedness to creditors other than the Company of approximately $230.5 million.

SUBSIDIARY GUARANTEES OF NOTES

     Under the circumstances described below, the Company's payment obligations under the Notes may in the future be jointly and severally guaranteed by existing or future Subsidiaries of the Company as Subsidiary Guarantors. It is not expected that any Subsidiaries of the Company will initially execute and deliver the Indenture as a Subsidiary Guarantor. Although the Indenture does not contain any requirement that any Subsidiary execute and deliver a Subsidiary Guarantee, certain covenants described below require a Subsidiary in the future to execute and deliver a Subsidiary Guarantee prior to its guarantee of other Indebtedness of the Company. See "Certain Covenants -- Limitation on Non-Guarantor Subsidiaries."

     Each Subsidiary Guarantor will guarantee, jointly and severally, to each Holder of Notes and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of (or premium, if any, on) and interest on the Notes pursuant to its Subsidiary Guarantee.

     The Subsidiary Guarantees will be unsecured senior obligations of each respective Subsidiary Guarantor and will rank PARI PASSU in right of payment with all senior Indebtedness of such Subsidiary Guarantor, and senior in right of payment to all Subordinated Indebtedness of such Subsidiary Guarantor. However, the Subsidiary Guarantees will be effectively subordinated to secured Indebtedness of the Subsidiary Guarantors, with respect to the assets securing such Indebtedness.

     The obligations of each Subsidiary Guarantor will be limited to the maximum amount, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, as will result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

     Each Subsidiary Guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its Property and assets to the Company or another Subsidiary Guarantor without limitation, except to the extent any such transaction is subject to the "Consolidation, Merger and Sale of Assets" covenant of the Indenture. Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all of its Property and assets to a Person other than the Company or another Subsidiary Guarantor (whether or not Affiliated with the Subsidiary Guarantor), provided that (a) if the surviving Person is not the Subsidiary Guarantor, the surviving Person agrees to assume such Subsidiary Guarantors Subsidiary Guarantee and all its obligations pursuant to the Indenture (except to the extent the following paragraph would result in the release of such Subsidiary Guarantee and obligations) and (b) such transaction does not (i) violate any of the covenants described below under "-- Certain Covenants" or (ii) result in a Default or Event of Default immediately thereafter that is continuing.

     Upon (i) the sale or other disposition (by merger or otherwise) of a Subsidiary Guarantor (or all or substantially all of its Property and assets) to a Person other than the Company or another Subsidiary Guarantor and pursuant to a transaction that is otherwise in compliance with the Indenture (including as described in the foregoing paragraph) or (ii) the release of all guarantees by a Subsidiary Guarantor of Indebtedness of the Company, such Subsidiary Guarantor shall be released from its Subsidiary Guarantee and all of its obligations in respect of the Indenture; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, other Indebtedness of the Company or any other Subsidiary shall also terminate or be released upon such sale or other disposition.

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the option of the Company prior to May 1, 2002. On or after such date, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning May 1 of the years indicated below, in each case together with interest accrued to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

YEAR                                     PERCENTAGE
-------------------------------------    ----------
2002.................................     104.688%
2003.................................     103.125%
2004.................................     101.563%
2005 and thereafter..................     100.000%

     If fewer than all the Notes are redeemed, selection for redemption will be made by the Trustee, by lot or by any other means the Trustee determines to be fair and appropriate.

     Notwithstanding the foregoing, at any time on or prior to May 1, 2000, the Company may redeem up to an aggregate of $108,333,000 principal amount of Notes at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of a Public Equity Offering (other than the Common Stock Offering), PROVIDED that at least $216,667,000 in aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption and PROVIDED, FURTHER, that such redemption occurs within 60 days of the date of the closing of such Public Equity Offering.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to repurchase all of such Holder's Notes in whole or in part (the "Change of Control Offer") at a purchase price (the "Change of Control Payment") in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Change of Control Payment Date (as defined below) on the terms described below.

     Within 30 days following any Change of Control, the Company will mail a notice to each Holder and to the Trustee stating, among other things, (i) that a Change of Control has occurred and a Change of Control Offer is being made as described in the Indenture, and that, although Holders are not required to tender their Notes, all Notes that are timely tendered will be accepted for payment; (ii) the Change of Control Payment and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed (the "Change of Control Payment Date"); (iii) that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; and (iv) the instructions and any other information necessary to enable Holders to tender their Notes and have such Notes purchased pursuant to the Change of Control Offer. The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange Act) in the event that the Change of Control Offer is triggered under the circumstances described herein.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     One of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company and the Subsidiaries, taken as a whole. The Indenture will be governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of its assets, a question or interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the Company was required to make a Change of Control Offer.

     The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.

     The source of funds for the repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings or sales of assets; however, a change of control (as defined in the Credit Facility) constitutes an event of default thereunder that relieves the lenders from any obligation to make loans and allows them to accelerate the indebtedness outstanding thereunder. There can be no assurance that sufficient funds will be available at the time of any Change of Control to repay all Indebtedness owing under such other senior Indebtedness or to make the required payments of the Notes. Any failure by the Company to repurchase Notes tendered pursuant to a Change of Control Offer will constitute an Event of Default.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture.

     TRANSACTIONS WITH AFFILIATES. Subsequent to the Issue Date, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions, including, but not limited to, the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any Affiliate of the Company (other than transactions among the Company and any Wholly Owned Subsidiaries) unless (i) such transaction or series of related transactions is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction with a Person that is not such an Affiliate and (ii) (a) with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $2 million but less than $5 million, the Company delivers an Officers' Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and
(b) with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5 million, the transaction or series of related transactions is approved by a majority of the Board of Directors of the Company (including a majority of the disinterested directors), which approval is set forth in a Board Resolution certifying that such transaction or series of transactions complies with clause (i) above. The foregoing provisions shall not be applicable to (i) reasonable compensation, indemnification and other benefits paid or made available to an officer, director or employee of the Company or a Subsidiary for services rendered in such person's capacity as an officer, director or employee (including reimbursement or advancement of reasonable out-of-pocket expenses and provisions of directors' and officers' liability insurance) or (ii) the making of any Restricted Payment otherwise permitted by the Indenture.

     LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any Subsidiary (other than Non-Recourse Subsidiaries) to, make any Restricted Payment, unless at the time of and after giving effect to the proposed Restricted Payment (a) no Default shall have occurred and be continuing (or would result therefrom), (b) the Company could incur at least $1.00 of additional Indebtedness under the tests described in the first sentence under the caption "-- Limitation on Indebtedness" and (c) the aggregate amount of all Restricted Payments declared or made on or after the Issue Date by the Company or any Subsidiary (other than Non-Recourse Subsidiaries) shall not exceed the sum of (i) 50% (or if such Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the Issue Date falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment, plus (ii) an amount equal to the aggregate net cash proceeds received by the Company, subsequent to the Issue Date, from the issuance or sale (other than to a Subsidiary) of shares of its Capital Stock (excluding Redeemable Stock and the net proceeds from the Common Stock Offering), but including Capital Stock issued upon the exercise of options, warrants or rights to purchase Capital Stock (other than Redeemable Stock) of the Company) and the liability (expressed as a positive number) in accordance with GAAP in respect of any Indebtedness of the Company or carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of Capital Stock (other than Redeemable Stock) of the Company, subsequent to the Issue Date plus (iii) to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Non-Recourse Subsidiaries resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Subsidiary after the Issue Date from any Non-Recourse Subsidiary or from the redesignation of a Non-Recourse Subsidiary as a Subsidiary (valued in each case as provided in the definition of Investment), not to exceed in the case of any Non-Recourse Subsidiary the total amount of Investments (other than Permitted Investments) in such Non-Recourse Subsidiary made by the Company and its Subsidiaries in such Non-Recourse Subsidiary after the Issue Date, plus (iv) $50 million minus the sum of Investments described in clauses (k) and (l) under the definition of "Permitted Investments," but in no event to exceed $10 million.

     The foregoing provisions will not prevent (A) the payment of any dividend on Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration such payment would be permitted by the Indenture;
(B) any repurchase or redemption of Capital Stock or Subordinated Indebtedness of the Company made by exchange for Capital Stock of the Company (other than Redeemable Stock), or out of the net cash proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of Capital Stock of the Company (other than Redeemable Stock), PROVIDED that the net cash proceeds from such sale are excluded from computations under clause (c)(ii) above to the extent such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness; and (C) any repurchase or redemption of Subordinated Indebtedness of the Company solely in exchange for, or out of the net cash proceeds from the substantially concurrent sale of, new Subordinated Indebtedness of the Company, so long as such Subordinated Indebtedness (x) is subordinated to the Notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed, (y) has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed and (z) has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed. Restricted Payments permitted to be made as described in the preceding sentence will be excluded in calculating the amount of Restricted Payments thereafter, except such Restricted Payments made as described in clause (A), which will be included in calculating the amount of Restricted Payments thereafter.

     LIMITATION ON INDEBTEDNESS. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume, suffer to exist, guarantee or otherwise become liable, with respect to the payment of (collectively, "incur"), any Indebtedness (other than Non-Recourse Indebtedness), unless after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Interest Coverage Ratio for the Determination Period preceding the Transaction Date is at least 2.5 to 1.0. Notwithstanding the foregoing, the Company or any Subsidiary may incur Permitted Indebtedness. Any Indebtedness of a Person existing at the time such Person became a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary.

     LIMITATION ON SUBSIDIARY INDEBTEDNESS AND PREFERRED STOCK. The Company will not permit any Subsidiary to incur, directly or indirectly, any Indebtedness (other than Indebtedness of Non-Recourse Subsidiaries) or issue any preferred stock except:

          (a) Indebtedness or preferred stock issued to and held by the Company or a Wholly Owned Subsidiary, so long as any transfer of such Indebtedness or preferred stock to a Person other than the Company or a Wholly Owned Subsidiary will be deemed to constitute the issuance of such Indebtedness or preferred stock by the issuer thereof;

          (b) Indebtedness or preferred stock of a Subsidiary issued and outstanding prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness or preferred stock issued in connection with or in anticipation of such acquisition);

          (c)  Indebtedness or preferred stock outstanding on the Issue Date;

          (d) Indebtedness described in clauses (b), (c), (d), (f) and (g) under the definition of "Permitted Indebtedness";

          (e)  Permitted Subsidiary Refinancing Indebtedness of such Subsidiary;

          (f) Preferred stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or preferred stock described in clauses (b) and (c) of this paragraph (the Retired Indebtedness or Stock), PROVIDED that the preferred stock so issued has (i) a liquidation value not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance and (ii) a redemption date later than the stated maturity or redemption date (if any) of the Retired Indebtedness or Stock;

          (g) Indebtedness of a Subsidiary which represents the assumption by such Subsidiary of Indebtedness of another Subsidiary (other than Non-Recourse Indebtedness) in connection with a merger of such Subsidiaries, PROVIDED that no Subsidiary or any successor (by way of merger) thereto existing on the Issue Date shall assume or otherwise become responsible for any Indebtedness of an entity which is not a Subsidiary on the Issue Date, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this paragraph; and

          (h) Indebtedness of any Subsidiary, which when taken together with all other Indebtedness of the Subsidiaries (except Indebtedness incurred pursuant to clauses (a), (b) and (d) of this covenant), does not exceed at any one time outstanding the greater of (i) $230 million and (ii) 15% of Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness.

     LIMITATIONS ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Company will not, and will not permit any Subsidiary (other than a Non-Recourse Subsidiary) to, directly or indirectly, create, enter into any agreement with any Person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind which by its terms restricts the ability of any Subsidiary (other than a Non-Recourse Subsidiary) to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock to the Company or any Subsidiary (other than a Non-Recourse Subsidiary), (b) pay any Indebtedness owed to the Company or any Subsidiary (other than a Non-Recourse Subsidiary), (c) make loans or advances to the Company or any Subsidiary (other than a Non-Recourse Subsidiary) or (d) transfer any of its Property or assets to the Company or any Subsidiary (other than a Non-Recourse Subsidiary) except any encumbrance or restriction contained in any agreement or instrument:

          (i) existing on the Issue Date;

          (ii) relating to any Property or asset acquired after the Issue Date, so long as such encumbrance or restriction relates only to the Property or asset so acquired;

          (iii) relating to any Indebtedness of any Subsidiary at the date on which such Subsidiary was acquired by the Company or any Subsidiary (other than Indebtedness incurred in anticipation of such acquisition);

          (iv) effecting a refinancing of Indebtedness issued pursuant to an agreement referred to in the foregoing clauses (i) through (iii), so long as the encumbrances and restrictions contained in any such refinancing agreement are no more restrictive than the encumbrances and restrictions contained in such agreements;

          (v) which constitute customary provisions restricting subletting or assignment of any lease of the Company or any Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder; and

          (vi) which constitute restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property.

     LIMITATION ON ASSET SALES. The Company will not engage in, and will not permit any Subsidiary to engage in, any Asset Sale unless (a) except in the case of (i) an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or assets or any actual or constructive total loss or an agreed or compromised total loss or (ii) a Bargain Purchase Contract, the Company or such Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property;
(b) except in the case of an Asset Sale described in clause (a), at least 75% of such consideration consists of Cash Proceeds (or the assumption of Indebtedness of the Company or such Subsidiary relating to the Capital Stock or Property that was the subject of such Asset Sale and the release of the Company or such Subsidiary from Indebtedness); (c) after giving effect to such Asset Sale, the total non-cash consideration held by the Company from all such Asset Sales does not exceed $10 million, and (d) the Company delivers to the Trustee an Officers' Certificate, which Officers' Certificate shall be conclusive, certifying that such Asset Sale complies with clauses (a), (b) and (c); PROVIDED, HOWEVER, that the requirement set forth in clause (b) shall not apply to an Asset Sale in which the Company exchanges (a "Permitted Exchange") assets for assets that constitute Replacement Assets. The Company or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale (x) to the acquisition of one or more Replacement Assets, or (y) to repurchase or repay Senior Debt (with a permanent reduction of availability in the case of revolving credit borrowings); PROVIDED, HOWEVER, that such acquisition or such repurchase or repayment shall be made within 365 days after the consummation of the relevant Asset Sale.

     Any Net Available Proceeds from any Asset Sale that are not used to so acquire Replacement Assets or to repurchase or repay Senior Debt within 365 days after consummation of the relevant Asset Sale constitute "Excess Proceeds."
When the aggregate amount of Excess Proceeds exceeds $10 million, the Company shall, or at any time after receipt of Excess Proceeds, the Company may, at its option, make a pro rata offer (an "Asset Sale Offer") to purchase from all Holders an aggregate principal amount of Notes equal to the Excess Proceeds, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued interest, if any, to the purchase date, in accordance with the procedures set forth in the Indenture. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero and the Company may use any remaining amount for general corporate purposes.

     The Company will comply with any applicable tender offer rules (including, without limitation, any applicable requirements of Rule 14e-1 under the Exchange
Act) in the event that an Asset Sale Offer is required under the circumstances described herein.

     LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction (other than a Sale and Lease-Back Transaction between Non-Recourse Subsidiaries) unless (i) the proceeds from such Sale and Lease-Back Transaction are at least equal to the Fair Market Value of such Property being transferred and (ii) the Company or such Subsidiary would have been permitted to enter into such transaction under the tests described in the first sentence under the captions "-- Limitation on Indebtedness", "-- Limitation on Subsidiary Indebtedness and Preferred Stock" and "-- Limitation on Liens."

     LIMITATION ON LIENS. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, affirm, incur, assume or suffer to exist any Liens on or with respect to any Property of the Company or such Subsidiary or any interest therein or any income or profits therefrom, whether owned at the Issue Date or thereafter acquired, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the Indebtedness so secured, other than Permitted Liens.

     LIMITATION ON NON-GUARANTOR SUBSIDIARIES. The Indenture will provide that the Company will not permit any Subsidiary that is not a Subsidiary Guarantor to guarantee the payment of any Indebtedness of the Company unless: (i)(A) such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of the Notes by such Subsidiary and (B), with respect to any guarantee of Subordinated Indebtedness by a Subsidiary, any such guarantee shall be subordinated to such Subsidiary's Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes; (ii) such Subsidiary waives, and agrees not in any manner whatsoever to exercise any right or claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary as a result of any payment by such Subsidiary under its Subsidiary Guarantee until such time as the obligations guaranteed thereby are paid in full; and (iii) such Subsidiary shall deliver to the Trustee an opinion of independent legal counsel to the effect that such Subsidiary Guarantee has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; PROVIDED that this covenant shall not be applicable to any guarantee of any Subsidiary that (x) existed at the time such Person became a Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company. Further, a pledge of assets to secure any Indebtedness for which the pledgor is not otherwise liable shall not be considered a guarantee.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Subsidiary into the Company in which the Company is the continuing corporation), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole, to any Person, unless

          (i) either (a) the Company shall be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person which acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the Property and assets of the Company and the Subsidiaries, taken as a whole (such corporation or Person, the "Surviving Entity"), shall be a corporation organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on all the Notes and the performance of the Company's covenants and obligations under the Indenture;

          (ii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Event of Default or Default shall have occurred and be continuing or would result therefrom;

          (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Company (or the Surviving Entity if the Company is not continuing) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transactions; and

          (iv) immediately after giving effect to any such transaction or series of transactions on a pro forma basis as if such transaction or series of transactions had occurred on the first day of the

     Determination Period, the Company (or the Surviving Entity if the Company is not continuing) would be permitted to incur $1.00 of additional Indebtedness pursuant to the tests described in the first sentence under the caption " -- Certain Covenants -- Limitation on Indebtedness."

EVENTS OF DEFAULT

     In addition to the Events of Default described in the accompanying Prospectus, each of the following is an "Event of Default" with respect to the Notes under the Indenture:

          (a) the Company fails to comply with any of its covenants or agreements contained in "-- Consolidation, Merger or Sale of Assets" or fails to make a Change of Control Offer or an Asset Sale Offer in accordance with " -- Change of Control" and "-- Certain
     Covenants -- Limitation on Asset Sales," respectively;

          (b) default in the performance or breach of any covenant or agreement of the Company or any Subsidiary Guarantor contained in the Notes, any Subsidiary Guarantee or the Indenture (other than a covenant or agreement a default in performance or breach of which is specifically dealt with) and continuance of such default or breach for a period of 30 days after written notice thereof has been mailed, by registered or certified mail, to the Company or such Subsidiary Guarantor by the Trustee or to the Company and the Trustee by the Holders of at least 25% of the aggregate principal amount of the outstanding Notes;

          (c) Indebtedness of the Company or any Subsidiary (other than Non-Recourse Indebtedness or Limited Recourse Indebtedness) is not paid when due within the applicable grace period or is accelerated by the holders thereof and, in either case, the aggregate principal amount of such due and unpaid or accelerated Indebtedness exceeds $10 million;

          (d) the entry by a court of competent jurisdiction of one or more judgments or orders against the Company or any Subsidiary (other than a Non-Recourse Subsidiary) in an uninsured or unindemnified aggregate amount in excess of $10 million which remain undischarged or unsatisfied for a period of 60 consecutive days after the right to appeal them has expired;

          (e) any Subsidiary Guarantee shall for any reason cease to be, or be asserted by the Company or any Subsidiary Guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such Subsidiary Guarantee in accordance with the Indenture); and

          (f) certain events of bankruptcy, insolvency or reorganization of any Subsidiary (other than a Non-Recourse Subsidiary) that constitutes a Significant Subsidiary or any group of Subsidiaries (other than Non-Recourse Subsidiaries) that, taken together, would constitute a Significant Subsidiary.

AMENDMENT, SUPPLEMENT AND WAIVER

     The Company, the Subsidiary Guarantors and the Trustee may, at any time and from time to time, without notice to or consent of any Holder, enter into one or more indentures supplemental to the Indenture (a) to evidence the succession of another Person to the Company and the assumption by such successor of the covenants of the Company under the Indenture and contained in the Notes, (b) to add to the covenants of the Company, for the benefit of the Holders, or to surrender any right or power conferred upon the Company by the Indenture, (c) to add any additional Events of Default, (d) to provide for uncertificated Notes in addition to or in place of certificated Notes, (e) to change or eliminate any of the provisions of the Indenture, PROVIDED that any such change or elimination will become effective only when there is not outstanding any Note created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision, (f) to evidence and provide for the acceptance of appointment under the Indenture by the successor Trustee, (g) to secure the Notes, (h) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision therein or to add any other provisions with respect to matters or questions arising under the Indenture, or
(i) to add or release any Subsidiary Guarantor pursuant to the terms of the Indenture, PROVIDED that such actions will not adversely affect the interests of the Holders in any material respect.

     With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Company, the Subsidiary Guarantors and the Trustee may enter into one or more indentures supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders; PROVIDED, HOWEVER, that no such supplemental indenture will, without the consent of the Holder of each outstanding Note, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof (or premium, if any), or the interest thereon that would be due and payable upon Maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, (b) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the Indenture or certain Defaults thereunder, (c) modify the obligations of the Company to make a Change of Control Offer or Asset Sale Offer, (d) subordinate in right of payment, or otherwise subordinate, the Notes to any other Indebtedness or (e) modify any of the provisions of this paragraph (except to increase any percentage set forth herein).

     The Holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past Default under the Indenture and its consequences, except a Default (a) in the payment of the principal of (or premium, if any) or interest on any Note or (b) in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

DEFEASANCE

     The Company may, at its option, elect (a) to have all of the obligations of the Company and the Subsidiary Guarantors discharged with respect to the Notes and any Subsidiary Guarantees (except for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes or maintain paying agencies and hold moneys for payment in trust) or (b) to have their obligations released with respect to certain restrictive covenants of the Indenture and certain Events of Default will no longer constitute Events of Default with respect to any Notes, upon the deposit with the Trustee, in trust, of money or the equivalent in U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (and premium, if any, on) and interest on such Notes on the dates such payments are due in accordance with the terms of the Notes. To exercise any such option, among other things, no Event of Default specified under "Events of Default" with respect to such Notes shall have occurred and be continuing. The Company is required to deliver to the applicable Trustee an Opinion of Counsel (i) to the effect that the deposit and related defeasance would not cause the Holders of the Notes to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause
(a), accompanied by an opinion based upon a ruling from the United Stated Internal Revenue Service or a change in law to that effect and (ii) with respect to certain other matters.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized terms used herein for which no definition is provided.

     "ADJUSTED NET ASSETS" of a Subsidiary Guarantor at any date shall mean the amount by which the fair value of the properties and assets of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Subsidiary Guarantee, of such Subsidiary Guarantor at such date.

     "AFFILIATE" of any specified Person means another Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and

"under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED, HOWEVER, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "ASSET SALE" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation or by means of a Sale and Lease-Back Transaction other than a Sale and Lease-Back Transaction that results in the creation or incurrence of (a) a Capital Lease Obligation of the Company or any Subsidiary or (b) a lease of newly constructed assets, which lease is treated as an operating lease in accordance with GAAP and entered into within 180 days of completion of construction) by the Company or any Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary, in one transaction, or a series of related transactions, of (i) any Capital Stock of any Subsidiary (except for directors' qualifying shares or certain minority interests sold to other Persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose) or (ii) any other Property or assets of the Company or any Subsidiary, other than (A) sales of drill-string components and obsolete or worn out equipment in the ordinary course of business or other assets that, in the Company's reasonable judgment, are no longer used or useful in the conduct of the business of the Company and its Subsidiaries,
(B) any drilling contract, charter (bareboat or otherwise) or other lease of Property or other asset entered into by the Company or any Subsidiary in the ordinary course of business, other than any Bargain Purchase Contract, (C) a Restricted Payment or Permitted Investment permitted under "-- Certain
Covenants -- Limitation on Restricted Payments," (D) a Change of Control, (E) a consolidation, merger or the disposition of all or substantially all of the assets of the Company in compliance with the provision of the Indenture described in "-- Consolidation, Merger, Conveyance, Lease or Transfer," (F) any trade or exchange by the Company or any Subsidiary of one or more drilling rigs for one or more other drilling rigs of like kind owned or held by another Person, PROVIDED that (x) the Fair Value of the rig or rigs traded or exchanged by the Company or such Subsidiary (including cash or cash equivalents to be delivered by the Company or such Subsidiary) is reasonably equivalent to the fair value of the drilling rig or rigs (together with cash or cash equivalents to be received by the Company or such Subsidiary) as determined by written appraisal by a nationally (or industry) recognized investment banking firm or appraisal firm and (y) such exchange is approved by a majority of the disinterested directors of the Company and (G) any transfers that, but for this clause (G), would be Asset Sales, if (y) the Company elects to designate such transfers as not constituting Asset Sales and (z) after giving effect to such transfers, the aggregate Fair Market Value of the Property or assets transferred in such transaction or any such series of related transactions so designated by the Company does not exceed $500,000. An Asset Sale shall include the requisition of title to, seizure of or forfeiture of any Property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any Property or assets.

     "ATTRIBUTABLE INDEBTEDNESS" in respect of a Sale and Lease-Back Transaction means, at any date of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty) included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "AVERAGE LIFE" means, as of any date, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such debt security multiplied in each case by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

     "BARGAIN PURCHASE CONTRACT" means a drilling contract, charter (bareboat or otherwise) or lease that provides for acquisition of Property by the other party to such agreement during or at the end of the term thereof for less than Fair Market Value thereof at the time such right to acquire such Property is granted.

     "CAPITAL LEASE OBLIGATION" means, at any time as to any Person with respect to any Property leased by such Person as lessee, the amount of the liability with respect to such lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such Person prepared in accordance with GAAP.

     "CAPITAL STOCK" in any Person means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

     "CASH PROCEEDS" means, with respect to any Asset Sale by any Person, the aggregate consideration received for such Asset Sale by such Person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition thereof), including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such Person or any subsidiary thereof). For purposes of this definition, "cash or cash equivalents" shall be deemed to include, for a period not to exceed 12 months from the related Asset Sale, noncash consideration received with respect to an Asset Sale to the extent that such noncash consideration consists of (i) publicly traded debt securities of a Person, which securities are rated as "BBB-" or higher by Standard & Poor's Ratings Group ("S&P") and "Baa3" or higher by Moody's Investors Service,
Inc. ("Moody's"), or (ii) other Indebtedness of a Person if (x) the lowest rated long-term, unsecured debt obligation issued by such Person is rated
"BBB-" or higher by S&P and "Baa3" or higher by Moody's or (y) in the case of other Indebtedness, the payment of such other Indebtedness is secured by an irrevocable letter of credit issued by a commercial bank having capital and surplus in excess of $100 million and long-term unsecured debt obligations rated at least "A-" by S&P and "A3" by Moody's.

     "CHANGE OF CONTROL" means (i) a determination by the Company that any Person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of the Company;
(ii) the Company is merged with or into or consolidated with another corporation and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by (x) the stockholders of the Company immediately prior to such merger or consolidation, or (y) if the record date has been set to determine the stockholders of the Company entitled to vote on such merger or consolidation, the stockholders of the Company as of such record date;
(iii) the Company, either individually or in conjunction with one or more Subsidiaries, sells, conveys, transfers or leases, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than a Wholly Owned Subsidiary); (iv) the liquidation or dissolution of the Company; or (v) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors.

     "CONSOLIDATED CURRENT LIABILITIES' of any Person means, as of any date, the total liabilities (including tax and other proper accruals) of such Person and its subsidiaries (other than Non-Recourse Subsidiaries) on a consolidated basis at such date which may properly be classified as current liabilities in accordance with GAAP.

     "CONSOLIDATED INTEREST COVERAGE RATIO" means as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date"), the ratio of (i) the aggregate amount of EBITDA of the Company for the latest four fiscal quarters for which financial information in respect thereof is available immediately prior to the applicable Transaction Date (the "Determination Period") to (ii) the aggregate
Consolidated Interest Expense of the Company that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of the Company and its consolidated Subsidiaries expected by the Company to be outstanding on the Transaction Date and reasonably anticipated by the Company to be outstanding from time to time during such period), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date, PROVIDED that if the Company or any of its consolidated Subsidiaries (other than Non-Recourse Subsidiaries) is a party to any Interest Swap Obligation which would have the effect of changing the interest rate on any Indebtedness of the Company or any of its consolidated Subsidiaries (other than Non-Recourse Subsidiaries) for such four-quarter period (or a portion thereof), the resulting rate shall be used for such four-quarter period or portion thereof; PROVIDED, HOWEVER, that any Consolidated Interest Expense of the Company with respect to Indebtedness incurred or retired by the Company or any of its Subsidiaries (other than Non-Recourse Subsidiaries) during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such debt was so incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs; PROVIDED, FURTHER, that if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is directly attributable to such transaction, EBITDA shall be calculated on a pro forma basis as if such transaction had occurred on the first day of the four fiscal quarters referred to in clause (i) of this definition, and if, during the same four fiscal quarters, (x) the Company or any of its consolidated Subsidiaries (other than Non-Recourse Subsidiaries) shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or (y) after the Issue Date, the Company or any of its consolidated Subsidiaries (other than Non-Recourse Subsidiaries) shall have acquired any material assets other than in the ordinary course of business, EBITDA and Consolidated Interest Expense (if Indebtedness is incurred or assumed in connection with such acquisition) shall be calculated on a pro forma basis as if such acquisition and related financing had occurred on the first day of such period.

     "CONSOLIDATED INTEREST EXPENSE" means, with respect to any person for any period, without duplication, (A) the sum of (i) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its subsidiaries (other than Non-Recourse Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness (including, without limitation, (v) any amortization of debt discount, (w) net costs associated with Interest Swap Obligations (including any amortization of discounts), (x) the interest portion of any deferred payment obligation, (y) all accrued interest and (z) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities paid or accrued, or scheduled to be paid or accrued, during such period other than in respect of Non-Recourse Indebtedness);
(ii) dividends on preferred stock of such Person (and preferred stock of its subsidiaries (other than Non-Recourse Subsidiaries) if paid to a Person other than such Person or its subsidiaries) declared and payable in cash; (iii) the portion of any rental obligation of such Person or its subsidiaries (other than Non-Recourse Subsidiaries) in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; (iv) the portion of any rental obligation of such Person or its subsidiaries (other than Non-Recourse Subsidiaries) in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and (v) to the extent any debt of any other Person is guaranteed by such Person or any of its subsidiaries (other than Non-Recourse Subsidiaries),
(A) the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other Person during such period attributable to any such debt, LESS (B) to the extent included in (A) above, amortization or writeoff of deferred financing costs of such Person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such Person and its subsidiaries prior to its stated maturity; in the case of both (A) and (B) above, after elimination of intercompany accounts among such Person and its subsidiaries and as determined in accordance with GAAP.

     "CONSOLIDATED NET INCOME" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, PROVIDED that there shall be excluded therefrom, without duplication,
(i) any net income of any Non-Recourse Subsidiary, except that the Company's or any Subsidiary's equity in the net income of such Non-Recourse Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Non-Recourse Subsidiary during such period to the Company or such subsidiary as a dividend or other distribution, (ii) gains and losses from Asset Sales or reserves relating thereto, (iii) items classified as extraordinary (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits), (iv) the net income of any Person acquired by such specified Person (other than a Non-Recourse Subsidiary) or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition, (v) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan, and (vi) the net income of any subsidiary of such specified Person to the extent that the transfer to that Person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), by operation of the terms of its charter or any agreement with a Person other than with such specified Person, instrument held by a Person other than by such specified Person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid by such subsidiary to such Person.

     "CONSOLIDATED NET TANGIBLE ASSETS" of any Person means, as of any date, Consolidated Tangible Assets of such Person at such date, after deducting therefrom (without duplication of deductions) all Consolidated Current Liabilities of such Person at such date.

     "CONSOLIDATED NET WORTH" of any Person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such Person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such Person or any of its subsidiaries.

     "CONSOLIDATED TANGIBLE ASSETS" of any Person means, as of any date, the consolidated assets of such Person and its subsidiaries (other than Non-Recourse Subsidiaries) at such date, after eliminating intercom-pany items and after deducting from such total (i) the net book value of all assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof) and (ii) any prepaid expenses, deferred charges and unamortized debt discount and expense, each such item determined in accordance with GAAP.

     "CONTINUING DIRECTOR" means an individual who (i) is a member of the Board of Directors of the Company and (ii) either (A) was a member of the Board of Directors of the Company on the Issue Date or (B) whose nomination for election or election to the Board of Directors of the Company was approved by vote of at least 66 2/3% of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved.

     "CURRENCY HEDGE OBLIGATIONS" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "DEFAULT" means any event, act or condition the occurrence of which is, or after notice or the passage time or both would be, an Event of Default.

     "DETERMINATION PERIOD" has the meaning specified under clause (i) of the definition of "Consolidated Interest Coverage Ratio."

     "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such person, for such period, plus to the extent reflected in the income statement of such Person for such period from which Consolidated Net Income is determined, without duplication, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation expense, (iv) amortization expense, (v) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity, and (vi) any other non-cash charges.

     "FAIR MARKET VALUE" means, with respect to consideration received or to be received pursuant to any transaction by any Person, the fair market value of such consideration as determined in good faith by the Board of Directors of the Company.

     "FAIR VALUE" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "FUNDED INDEBTEDNESS" means all Indebtedness incurred under any revolving credit, letter of credit or working capital facility that matures by its terms, or that is renewable at the option of any obligor therein to a date more than one year after the date on which such Indebtedness is originally incurred.

     "GAAP" means, at any date, United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination; PROVIDED, HOWEVER, that all calculations made for purposes of determining compliance with the provisions set forth in "Consolidation, Merger and Sale of Assets" and with the terms of the covenants set forth in "Certain Covenants" shall utilize GAAP in effect at the Issue Date.

     "INDEBTEDNESS" as applied to any Person means, at any time, without duplication, (i) any obligation of such Person, contingent or otherwise, for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) any obligation of such Person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of Property and services purchased in the ordinary course of business; (iv) any obligation of such Person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business); (v) any obligation of such Person under conditional sale or other title retention agreements relating to purchased Property; (vi) any obligation of such Person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business); (vii) any Capital Lease Obligation; (viii) any obligation of any other Person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such Person; (ix) any obligation of such Person in respect of any letter of credit supporting any obligation of any other Person; (x) the maximum fixed repurchase price of any Redeemable Stock of such Person (or if such Person is a subsidiary, any preferred stock of such Person); (xi) any Interest Swap Obligation or Currency Hedge Obligation of such Person; and (xii) any obligation which is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business), with respect to any Indebtedness of another Person, to the extent guaranteed. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock or subsidiary preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or subsidiary preferred stock as if such Redeemable Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; PROVIDED, HOWEVER, that if such Redeemable Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock or subsidiary preferred stock. The amount of Indebtedness of any Person at any date shall be (x) the outstanding book value at such date of all unconditional obligations as described above and (y) the maximum liability of any such contingent obligation at such date.

     "INTEREST SWAP OBLIGATIONS" means, with respect to any Person, the obligation of such Person pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage such Person's or any of its subsidiaries' exposure to fluctuations in interest rates.

     "INVESTMENT" means, with respect to any Person, any investment in another Person, whether by means of a share purchase, capital contribution, loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures or prepayments or deposits in the ordinary course of business) or similar credit extension constituting Indebtedness of such other Person and any guarantee of Indebtedness of any other Person; PROVIDED, HOWEVER, that the term "Investment" shall not include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by the Company or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of the Company. The amount of any Person's Investment shall be the original cost of such Investment to such Person, PLUS the cost of all additions thereto paid by such Person, and MINUS the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or writeups, writedowns or writeoffs with respect to such Investment in determining the amount of any investment involving a transfer of any Property other than cash, such Property shall be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the Person making such transfer.

     "ISSUE DATE" means the date on which the Notes are first authenticated and delivered under the Indenture.

     "LIEN" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encum-brance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "LIMITED RECOURSE INDEBTEDNESS" means (A) Indebtedness with respect to the two drilling / workover barge rigs owned by the Company's Venezuelan Subsidiary as in effect on the date of the Indenture (the "Venezuelan Barge Financing") and (B) Indebtedness incurred to finance the purchase, acquisition, renovation or construction of capital assets and related items (including interest added to principal), or refinancings thereof, (i) in respect of which the recourse of the holder of such Indebtedness is effectively limited to such capital assets and related items or (ii) in which the recourse and security are similar to (or more favorable to the Company and its Subsidiaries than) the Venezuelan Barge Financing.

     "MATURITY" means the date on which the principal of a Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity or by declaration of acceleration or otherwise.

     "NET AVAILABLE PROCEEDS" means, (a) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds therefrom, net of all legal and title expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign, recording and local taxes payable as a consequence of such Asset Sale, net of all payment made to any Person other than the Company or a Subsidiary on any Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale and, as for any Asset Sale by a Subsidiary, net of the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than the Company or any other Subsidiary) and (b) as to any Bargain Purchase Contract, an amount equal to (i) that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property or other asset and (ii) the Cash Proceeds from the sale of such Property or other asset, net of the amounts set forth in clause (a) above, in each case as and when received.

     "NON-RECOURSE INDEBTEDNESS" means Indebtedness or that portion of Indebtedness of a Non-Recourse Subsidiary as to which (a) neither the Company nor any other Subsidiary (other than a Non-Recourse Subsidiary) (i) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness and (b) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

     "NON-RECOURSE SUBSIDIARY" means (i) any Subsidiary of the Company that at the time of determination will be designated a Non-Recourse Subsidiary by the Board of Directors of the Company as provided below and (ii) any Subsidiary of a Non-Recourse Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company as a Non-Recourse Subsidiary so long as (a) neither the Company nor any Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary; (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; (c) neither the Company nor any Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the "Limitation on Restricted Payments" covenant (other than Investments of the type described in clause (i) of the definition of "Permitted Investments"); and (d) such designation shall not result in the creation or imposition of any Lien on any Property of the Company or any Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the "Limitation on Liens" covenant); PROVIDED, HOWEVER, that with respect to clause (a), the Company or a Subsidiary may be liable for Indebtedness of a Non-Recourse Subsidiary if (x) such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence, or (y) the liability would be a Permitted Investment at the time of designation of such Subsidiary as a Non-Recourse Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Non-Recourse Subsidiary as a Subsidiary if, immediately after giving effect to such designation, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the Company could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant and (iii) if any Property of the Company or any of its Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant.

     "PERMITTED INDEBTEDNESS" means (a) Indebtedness of the Company under the Notes; (b) Indebtedness (and any guarantee or pledge thereof) under one or more bank revolving credit facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) $100 million and (B) an amount equal to 10% of Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities), less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness thereunder (and a permanent reduction of the related commitment to lend thereunder) as contemplated by the "Limitation on Asset Sales" covenant; (c) Indebtedness of the Company or any Subsidiary under Interest Swap Obligations, PROVIDED that (i) such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" and (ii) the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate; (d) Indebtedness of the Company or any Subsidiary under Currency Hedge Obligations, PROVIDED that (i) such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Certain Covenants -- Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by the Company and the Subsidiaries and (ii) the notional principal amount of such Currency

Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate; (e) Indebtedness of the Company or any Subsidiary outstanding on the Issue Date; (f) the Subsidiary Guarantees of the Notes (and any assumption of the obligations guaranteed thereby); (g) Indebtedness of the Company or any Subsidiary in respect of bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangement issued for the account of the Company or any Subsidiary, in each case in the ordinary course of business; (h) Indebtedness of the Company to any Wholly Owned Subsidiary (but only so long as it remains a Wholly Owned Subsidiary); (i) Indebtedness of any Subsidiary (other than a Non-Recourse Subsidiary) to the Company or any Wholly Owned Subsidiary (but only so long as it remains a Wholly Owned Subsidiary); (j) Indebtedness of the Company in connection with a purchase of the Notes pursuant to a Change of Control Offer, PROVIDED that the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount of the Notes purchased pursuant to such Change of Control Offer plus the related expenses of such purchase; PROVIDED, FURTHER, that such Indebtedness (A) has an Average Life equal to or greater than the remaining Average Life of the Notes and (B) does not mature prior to one year following the Stated Maturity of the Notes; (k) Permitted Refinancing Indebtedness and (l) Permitted Subsidiary Refinancing Indebtedness. So as to avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees of, or obligations in respect of letters of credit supporting, Indebtedness otherwise included in the determination of such amount shall not also be included.

     "PERMITTED INVESTMENTS" means (a) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks having capital and surplus in excess of $100 million; (b) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least A-l by "S&P" and at least "P-I" by Moody's; (c) U.S. Government Obligations with a maturity of four years or less;
(d) repurchase obligations for instruments of the type described in clause (c);
(e) shares of money market mutual or similar funds having assets in excess of $100 million; (f) payroll advances in the ordinary course of business; (g) other advances and loans to officers and employees of the Company or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $500,000 at any one time outstanding; (h) Investments represented by that portion of the proceeds from Asset Sales (1) that is not Cash Proceeds or (2) that is deemed to be Cash Proceeds pursuant to the second sentence of the definition of Cash Proceeds; (i) Investments made by the Company in its Wholly Owned Subsidiaries (or any Person that will be a Wholly Owned Subsidiary as a result of such Investment) or by a Subsidiary in the Company or in one or more Wholly Owned Subsidiaries (or any Person that will be a Wholly Owned Subsidiary as a result of such Investment ); (j) Investments in stock, obligations or securities received in settlement of debts owing to the Company or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Subsidiary, in each case as to debt owing to the Company or any Subsidiary that arose in the ordinary course of business of the Company or any such Subsidiary, provided that any stocks, obligations or securities received in settlement of debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or upon foreclosure, perfection or enforcement of any Lien) that are, within 30 days of receipt, converted into cash or cash equivalents shall be treated as having been cash or cash equivalents at the time received; (k) Investments in any Person (other than the Company or any Wholly Owned Subsidiary) engaged in construction, ownership or operation of rigs and related equipment pursuant to the tender of Petrobras for construction and operation of two dynamically positioned semi-submersible rigs designated Amethyst 2 and 3 in an aggregate amount not to exceed $35 million at any time outstanding; and (l) Investments in any Person (other than the Company or any Wholly Owned Subsidiary) engaged in the construction, ownership or operation of rigs and related equipment pursuant to Lagoven, S.A.'s Call for Bids No. 96-0-016-4-0 for construction and operations of "Multipurpose Units" in Venezuela in an aggregate amount not to exceed $15 million at any time outstanding.

     "PERMITTED LIENS" means (a) Liens in existence on the Issue Date; (b)
Liens created for the benefit of the Notes; (c) Liens on Property of a Person existing at the time such Person is merged or consolidated with or into the Company or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction),

PROVIDED that such Lien relates solely to such Property and the proceeds thereof and accessories and upgrades thereto; (d) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of, such transaction), PROVIDED that such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto; (e) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (f) Liens imposed by law or arising by operation of law, including, without limitation, landlords', mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and Liens for master's and crew's wages and other similar maritime Liens, and incurred in the ordinary course of business; (g) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and defects, irregularities and deficiencies in title to real property that do not, individually or in the aggregate, materially affect the ability of the Company or any Subsidiary to conduct its business presently conducted; (h) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by the Company or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made; (i) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the Issue Date, PROVIDED that (1) the principal amount of Indebtedness secured by such Liens shall not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto, (2) such Liens shall not encumber any other assets or Property of the Company or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and (3) such Liens shall attach to such Property within 120 days of the date of the completion of the construction or acquisition of such Property; (j) Liens securing Capital Lease Obligations, PROVIDED that such Liens secure Capital Lease Obligations which, when combined with (1) the outstanding secured Indebtedness of the Company and it Subsidiaries (other than Indebtedness secured by Liens described under clauses (b) and (i) hereof) and (2) the aggregate amount of all other Capital Lease Obligations of the Company and Subsidiaries, does not exceed 10% of the Company's Consolidated Net Tangible Assets; (k) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses
(a), (b), (c) and (d), PROVIDED that such Liens do not extend to any other Property of the Company or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and the principal amount of the Indebtedness secured by such Liens is not increased; (l) any charter or lease of drilling rigs in the ordinary of course of business; (m) leases or subleases of real property to other Persons in the ordinary course of business; (n) Liens securing Non-Recourse Indebtedness; (o) Liens securing Permitted Indebtedness described in clause (b) of the definitions thereof; (p) judgment liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; and (q) rights of set-off of banks and other Persons.

     "PERMITTED NON-RECOURSE SUBSIDIARY REFINANCING INDEBTEDNESS" means Non-Recourse Indebtedness of any Non-Recourse Subsidiary, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Non-Recourse Indebtedness of such Subsidiary which outstanding Non-Recourse Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the Indenture.

     "PERMITTED REFINANCING INDEBTEDNESS" means Indebtedness of the Company, incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of the Company which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the Indenture (excluding any Permitted Indebtedness), PROVIDED that (i) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is PARI PASSU with or subordinated in right of payment to the Notes, then such new Indebtedness is PARI PASSU with or subordinated in right of payment (without regard to its being secured) to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced refunded or repurchased, (ii) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (iii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and
(iv) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "PERMITTED SUBSIDIARY REFINANCING INDEBTEDNESS" means Indebtedness of any Subsidiary (other than a Non-Recourse Subsidiary) incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of such Subsidiary which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the Indenture, PROVIDED that (i) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, (ii) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and
(iii) such new Indebtedness is in an aggregate principal amount (or, if such indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and premium, if any, incurred by the Company or such Subsidiary in connection therewith.

     "PERSON" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "PROPERTY" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, excluding Capital Stock in any other Person.

     "PUBLIC EQUITY OFFERING" means an underwritten public offering of Common Stock for cash by the Company pursuant to a registration statement that has been declared effective by the Commission (other than a registration statement on Form S-8 or any successor form or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

     "REDEEMABLE STOCK" means, with respect to any Person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the Stated Maturity of the Notes or is exchangeable into Indebtedness of such Person or any of its subsidiaries.

     "RELATED BUSINESS" means any business related, ancillary or complementary to the business of the Company and its Subsidiaries on the Issue Date.

     "REPLACEMENT ASSET" means a Property or asset that, as determined by the Board of Directors of the Company as evidenced by a Board Resolution, is used or is useful in a Related Business.

     "RESTRICTED INVESTMENT" means any Investment other than a Permitted Investment.

     "RESTRICTED PAYMENT" means to (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Affiliate of the Company, or warrants, rights or options to acquire such Capital Stock, other than (x) dividends payable solely in the Capital Stock (other than Redeemable Stock) of the Company or such Affiliate, as the case may be, or in warrants, rights or options to acquire such Capital Stock and (y) dividends or distributions by a Subsidiary to the Company or to a Wholly Owned Subsidiary; (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or other stated maturity, Indebtedness of the Company or any Subsidiary which is subordinated in right of payment to the Notes; or (iii) make any Restricted Investment in any Person.

     "SALE AND LEASE-BACK TRANSACTION" means, with respect to any Person, any direct or indirect arrange-ment pursuant to which Property is sold or transferred by such Person or a subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its subsidiaries.

     "SENIOR DEBT" means any Indebtedness incurred by the Company, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes, PROVIDED that Senior Debt will not include (a) any liability for federal, state, local or other taxes owed or owing, (b) any Indebtedness owing to any Subsidiaries of the Company, (c) any trade payables or (d) any Indebtedness that is incurred in violation of the Indenture.

     "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

     "STATED MATURITY," when used with respect to a Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "SUBORDINATED INDEBTEDNESS" means any Indebtedness of the Company or any Subsidiary Guarantor that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, and does not mature prior to one year following the Stated Maturity of the Notes.

     The term "SUBSIDIARY" means, with respect to any Person, (i) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries or such Person, or by such Person and one or more other subsidiaries of such Person, (ii) any general partnership, joint venture or similar entity, more than 50% of the outstanding partnership or similar interests of which is owned, directly or indirectly, by such Person, or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries of such Person and (iii) any limited partnership of which such Person or any subsidiary of such Person is a general partner.

     "SUBSIDIARY" means a subsidiary of the Company other than a Non-Recourse Subsidiary.

     "SUBSIDIARY GUARANTEE" means any guarantee of the Notes by any Subsidiary Guarantor in accordance with the provisions described under "-- Subsidiary Guarantees of Notes."

     "SUBSIDIARY GUARANTOR" means (i) each of the Company's Subsidiaries, if any, executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture and (ii) any Person that becomes a successor guarantor of the Notes in compliance with the provisions described under "-- Subsidiary Guarantees of Notes."

     "TRANSACTION DATE" has the meaning specified within the definition of "Consolidated Interest Coverage Ratio."

     "U.S. GOVERNMENT OBLIGATIONS" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged; (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) above, are not callable or redeemable at the option of the issuer thereof; or (iii) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, PROVIDED that

(except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

     "VOTING STOCK" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such Person.

     "WHOLLY OWNED SUBSIDIARY" means any Subsidiary to the extent (i) all of the Capital Stock or other ownership interests in such Subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Subsidiary and, by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary.

BOOK ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of a fully registered Global Note (the "Global Note"). The Global Note will be deposited on or about the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Except as provided below, owners of Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company, the Trustee, the Paying Agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

     The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

     As long as the Notes are represented by a Global Note, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See
"-- Change of Control" and "-- Certain Covenants -- Limitation on Asset
Sales." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

CERTIFICATED SECURITIES

     Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

     Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of Notes and each such Person may conclusively rely on and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will therefore be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange the Notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement relating to the Notes, the Company has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase, the principal amounts of the Notes set forth opposite their respective names:

                                        PRINCIPAL AMOUNT
             UNDERWRITER                    OF NOTES
Donaldson, Lufkin & Jenrette
  Securities Corporation.............     $ 130,000,000
Jefferies & Company, Inc.............        97,500,000
Robert W. Baird & Co.
  Incorporated.......................        24,375,000
Morgan Keegan & Company, Inc.........        24,375,000
Simmons & Company International......        24,375,000
Southcoast Capital Corporation.......        24,375,000
                                        -----------------
     Total...........................     $ 325,000,000
                                        =================

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering, the public offering price, concession and discount may be changed.

     During and after the Notes Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the Notes Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Notes sold in the Notes Offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act.

     There currently is no public market for the Notes. The Notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Notes. From time to time, the Underwriters may make a market in the Notes; however, the Underwriters are not obligated to do so and may discontinue such market-making at any time. Accordingly, there can be no assurance as to whether an active trading market for the Notes will develop or as to the liquidity of any trading market for the Notes.

     The Underwriting Agreement will provide that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     In connection with the Forasol acquisition, Jefferies & Company, Inc. acted as financial advisor to Forasol, and Simmons & Company International acted as financial advisor to the Company, and both received customary fees in connection therewith.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. McGlinchey Stafford, a professional limited liability company, New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection.

PROSPECTUS

[LOGO]                            $500,000,000
                         PRIDE PETROLEUM SERVICES, INC.

                                DEBT SECURITIES
                                  COMMON STOCK

                               ------------------

     Pride Petroleum Services, Inc. (the "Company") may offer from time to time its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Company may also offer and sell from time to time shares of its common stock, no par value (the "Common Stock"). The aggregate initial offering price of the Debt Securities and the Common Stock to be offered by the Company hereby (the "Securities") will not exceed $500,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement.

     The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates (or method of determining the same) and time or times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events, or payment of additional amounts or any sinking fund provisions, any provisions with respect to conversion (in the case of Debt Securities that may be convertible into Common Stock), the initial public offering price, the net proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement. As used herein, the Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency or currency unit, or in amounts determined by reference to an index. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

     The Common Stock is traded on the Nasdaq National Market under the symbol "PRDE." Any Common Stock offered will be traded, subject to notice of issuance, on the Nasdaq National Market.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 The date of this Prospectus is April 4, 1997.

     NO DEALERS, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     3
Incorporation of Certain Documents by
  Reference..........................     3
The Company..........................     4
Use of Proceeds......................     4
Ratio of Earnings to Fixed Charges...     4
Description of Debt Securities.......     4
Description of Capital Stock.........    10
Plan of Distribution.................    13
Legal Matters........................    14
Independent Public Accountants.......    14

                               ------------------

     IN CONNECTION WITH AN OFFERING THROUGH UNDERWRITERS, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED, INCLUDING, AMONG OTHERS, OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER SUCH OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Common Stock is traded on the Nasdaq National Market.

     This Prospectus, which constitutes part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained at the public reference facilities maintained by the Commission as provided in the preceding paragraph, for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-16961), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

          (a)  Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on February 6, 1989, as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying such description;

          (c)  Current Report on Form 8-K filed March 7, 1997; and

          (d)  Current Report on Form 8-K filed March 25, 1997.

     All documents filed by the Company with the Commission pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby (by the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold, or which deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents that have been incorporated herein by reference (not including exhibits to the documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the documents this Prospectus incorporates). Requests should be directed to

Robert W. Randall, Secretary, Pride Petroleum Services, Inc., 1500 City West Blvd., Suite 400, Houston, Texas 77042 (telephone number: (713) 789-1400).

                                  THE COMPANY

     The Company is a leading domestic and international provider of contract drilling and related services, operating both on land and offshore. In recent years, the Company has focused its growth strategy on the higher margin offshore and international drilling and workover markets. Consistent with this strategy, the Company acquired Quitral-Co S.A.I.C., the largest drilling and workover contractor in Argentina, in April 1996, divested its domestic land-based well servicing operations in February 1997, and acquired the operating subsidiaries of Forasol-Foramer N.V., which provide offshore and onshore drilling, workover and engineering services primarily in Latin America, Africa and the Middle East, in March 1997. These transactions transformed the Company into one of the largest and most diversified drilling contractors in the world. The significant diversity of the Company's rig fleet enables the Company to provide a broad range of services and to take advantage of market upturns while reducing its exposure to sharp downturns in any particular market sector or geographic region. Pride Petroleum Services, Inc. is a Louisiana corporation with its principal executive offices located at 1500 City West Blvd., Suite 400, Houston, Texas 77042. Its telephone number at that address is (713) 789-1400.

                                USE OF PROCEEDS

     Except as otherwise described in any Prospectus Supplement or any Pricing Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                  YEARS ENDED DECEMBER 31,
                                          --------------------------------------
                                           1996    1995    1994    1993    1992
Ratio of Earnings to Fixed Charges......   2.7x    4.0x    6.2x    5.8x     --

     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). For the year ended December 31, 1992, earnings were inadequate to cover fixed charges by $1,359,000.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate ("Offered Debt Securities"). The particular terms of the Offered
Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities will be general unsecured obligations of the Company and will be issued under an Indenture (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The statements under this caption relating to the Debt Securities and the Indenture are summaries only and do not purport to be complete. Such summaries make use of terms defined in the Indenture. Wherever such terms are used herein or particular provisions of the Indenture are referred to, such terms or provisions, as the case may be, are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. The italicized parenthetical references below refer to the section numbers in the Indenture, unless otherwise indicated.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provides that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indenture does not limit the amount of other unsecured indebtedness or securities that may be issued by the Company.

     Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford Holders of such Debt Securities special protection in the event of a highly leveraged transaction involving the Company.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities, which will be issued in registered form: (i) the title and aggregate principal amount of the Offered Debt Securities; (ii) the date or dates on which the Offered Debt Securities will mature; (iii) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest or the method of determining such rate or rates; (iv) the date or dates from which such interest, if any, will accrue and the date or dates at which such interest, if any, will be payable;
(v) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision; (vi) the terms for conversion or exchange, if any, of the Offered Debt Securities; (vii) whether such Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form; (viii) if other than U.S. dollars, the currency, currencies or currency unit or units in which such Offered Debt Securities will be denominated and in which the principal of, and premium and interest, if any, on, such Offered Debt Securities will be payable; (ix) whether, and the terms and conditions on which, the Company or a Holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such Offered Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Offered Debt Securities are denominated; and (x) any other specific terms of the Offered Debt Securities. Reference is also made to the Prospectus Supplement for information with respect to any additional covenants that may be included in the terms of the Offered Debt Securities. (SECTION 301)

     No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (SECTION 305)

     To the extent the Company conducts its operations through Subsidiaries, the Holders of Debt Securities will have a junior position to any creditors of the Company's Subsidiaries.

     Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

     If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest, if any, on, any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT

     Unless otherwise provided with respect to any series of Debt Securities, the following are Events of Default under the Indenture with respect to the Debt Securities of such series issued under such Indenture: (a) failure to pay principal of (or premium, if any, on) any Debt Security of such series when due;
(b) failure to pay any interest on any Debt Security of such series when due, continued for 30 days; (c) failure to deposit any mandatory sinking fund payment, when due, in respect of the Debt Securities of such series, continued for 30 days; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture for the benefit of a series of Debt Securities other than such series), continued for 90 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default as may be specified with respect to Debt Securities of such series. (SECTION 501) If an Event of Default with respect to any outstanding series of Debt Securities occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of such series (in the case of an Event of Default described in clause (a), (b), (c) or (f) above) or at least 25% in principal amount of all outstanding Debt Securities under the Indenture (in the case of other Events of Default) may declare the principal amount of all the Debt Securities of the applicable series (or of all outstanding Debt Securities under the Indenture, as the case may be) to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture, as the case may be) may, under certain circumstances, rescind and annul such acceleration. (SECTION 502) Depending on the terms of other indebtedness of the Company outstanding from time to time, an Event of Default under the Indenture may give rise to cross defaults on such other indebtedness of the Company.

     The Indenture provides that, within 90 days after the occurrence of a default in respect of any series of Debt Securities, the Trustee will give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; PROVIDED, HOWEVER, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series; and PROVIDED, FURTHER, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series. For the purpose of this provision, "default" with respect to Debt Securities of any series means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such Series. (SECTION 602)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series (or of all outstanding Debt Securities under the Indenture). (SECTION 512) The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (SECTION 601) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request. (SECTION 603)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) may on behalf of the Holders of all Debt Securities of such series (or of all outstanding Debt Securities under the Indenture) waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security or in respect of a provision that under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. (SECTION 513) The Holders of a majority in principal amount of the outstanding Debt Securities affected thereby may on behalf of the Holders of all such Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture. (SECTION 1006)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (SECTION 1005)

MODIFICATION

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities under the Indenture affected thereby; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security, (c) change the place or currency, currencies, or currency unit or units of payment of principal of, or premium (if any) or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or (e) reduce the percentage in principal amount of outstanding Debt Securities the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (SECTION 902)

     The Indenture provides that the Company and the Trustee may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in the Indenture, provided that such action to cure ambiguities or inconsistencies shall not adversely affect the interests of the Holders of the Debt Securities in any material respect.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of outstanding Debt Securities, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person, provided that (i) the Person formed by such consolidation or into which the Company is merged or that acquires or leases the assets of the Company substantially as an entirety is a Person that assumes by supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under the Indenture and the Debt Securities. (ARTICLE EIGHT)

DISCHARGE AND DEFEASANCE

     The Company may terminate its obligations under the Indenture, other than its obligation to pay the principal of (and premium, if any) and interest on the Debt Securities of any series and certain other obligations, provided that it
(i) irrevocably deposits or causes to be irrevocably deposited with the Trustee as trust funds money or U.S. Government Obligations maturing as to principal and interest sufficient to pay the principal of, any interest on, and any mandatory sinking funds in respect of, all outstanding Debt Securities of such series on the stated maturity of such payments or on any redemption date and (ii) complies with any additional conditions specified to be applicable with respect to the covenant defeasance of Debt Securities of such series. (SECTION 401)

     The terms of any series of Debt Securities may also provide for legal defeasance pursuant to the Indenture. In such case, if the Company (i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above, (ii) makes a request to the Trustee to be discharged from its obligations on the Debt Securities of such series and
(iii) complies with any additional conditions specified to be applicable with respect to legal defeasance of Debt Securities of such series, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series, the obligations of the Company under the Indenture and the Debt Securities of such series to pay the principal of (and premium, if any) and interest on the Debt Securities of such series shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (SECTIONS 403 AND 404).

     "U.S. Government Obligations" is defined in the Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof. (SECTION 101)

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt Securities are issuable in definitive form as Registered Debt Securities. (SECTION 301) Reference is made to the Prospectus Supplement for the terms relating to the form, exchange, registration and transfer of Debt Securities issuable in temporary or permanent global forms.

     Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

     Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company has appointed the Trustee as Security Registrar. (SECTION 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Debt Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (SECTION 1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Registered Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or
(ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part. (SECTION 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the Person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest. (SECTION 307)

     Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of the Trustee in New York, New York will be designated as a Paying Agent for the Company for payments with respect to Debt Securities issuable solely as Registered Debt Securities. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. (SECTION 1002)

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security that remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (SECTION 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global Debt Securities that would be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either temporary or permanent form. The specific terms of any depositary arrangement with respect to any portion of a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in any such global Debt Security representing all or a portion of a series of Debt Securities will be described in the applicable Prospectus Supplement. (SECTION 204)

MEETINGS

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. (SECTION 1301) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under "Notices" below.
(SECTION 1302) Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. (SECTION 1304)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (SECTION 113)

NOTICES

     Notices to Holders of Registered Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (SECTION
107)

THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. (SECTION 613) The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign. (SECTION 608)

     The Trustee has made loans to the Company and its subsidiaries and affiliates from time to time in the ordinary course of business and at prevailing interest rates under agreements with commercial bank groups. In addition, the Trustee may from time to time serve as a depositary of funds of, and perform other services for, the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, no par value ("Preferred Stock"). To date, no series of Preferred Stock has been designated or issued. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles, a copy of which has been incorporated by reference as an exhibit to the Registration Statement.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available for such purpose. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and payment or provision for payment of all amounts to which holders of any other series or class of the Company's stock hereafter issued that ranks senior as to liquidation rights to the Common Stock are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets of the Company. All outstanding shares of Common Stock are, and any shares of Common Stock to be sold by the Company hereby will be, duly and validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

PREFERRED STOCK

     When and if issued, shares of each series of Preferred Stock will have such rights and preferences as are fixed by the Board of Directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors has the authority, without further action of the holders of Common Stock, to fix the number of shares constituting that series and to fix the preferences, limitations and relative rights of the series, including the dividend rights, dividend rate, terms and prices of redemption, liquidation preferences, sinking fund rights, conversion rights and voting rights. It is expected that the holders of any series of Preferred Stock, when and if issued, will have priority with respect to dividends and any distributions upon liquidation of the Company, and may have other preferences over the holders of the Common Stock, including the preferential right to elect directors in the event dividends on the Preferred Stock are not paid for a specified period. Although the Company has no present intent to issue shares of Preferred Stock, the issuance of Preferred Stock could be used to discourage an unsolicited acquisition proposal or otherwise have an antitakeover effect.

CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND LOUISIANA LAW

     The Articles, the Company's Bylaws (the "Bylaws") and Louisiana law contain certain other provisions that may impede an unsolicited takeover attempt or otherwise have an antitakeover effect.

DIRECTOR TERMS AND RELATED PROVISIONS

     The Articles provide that the members of the Board of Directors of the Company will be elected for terms of five years and until their successors are elected and qualified. The Articles further provide that the number of directors will be as designated in the Bylaws, although no amendment to the Bylaws to decrease the number of directors shall shorten the term of any incumbent director. The Bylaws provide for eight directors and, in addition, that the Bylaws may be amended by shareholders only upon the affirmative vote of at least 80% of the voting power. Moreover, the Articles provide that any vacancy on the Board of Directors may be filled by a vote of at least two-thirds of the directors then in office, and a director elected to fill a vacancy shall serve until the next shareholders' meeting held for the election of directors generally. The shareholders, however, have the right at a special meeting, if called for such purpose prior to such action by the Board of Directors, to fill a vacancy. The Articles also provide that directors may be removed only for cause and only by the affirmative vote of not less than 80% of the voting power, provided that the removal may only be effected at a meeting of shareholders called for that purpose.

SHAREHOLDER MEETINGS

     The Articles and the Bylaws provide that special meetings of shareholders may be called by any shareholder or group of shareholders holding in the aggregate at least 80% of the total voting power, or by the Chairman of the Board, the President or the Board of Directors of the Company. A quorum for a meeting of shareholders is a majority of the outstanding shares of Common Stock entitled to vote. Unless the question brought before the meeting is one for which, by express provision of law or the Articles, a different vote is required, a majority of the votes cast decides the question. Unless otherwise required by law or the Bylaws, meetings of shareholders may be held at any place within or without Louisiana, as designated by the Board of Directors.

SHAREHOLDER NOMINATIONS OF DIRECTORS

     The Articles provide that only persons who are nominated by, or at the direction of, the Board of Directors of the Company or by a shareholder who has given timely notice to the Secretary of the Company prior to the meeting at which directors are to be elected will be eligible for election as directors. To be timely, notice must be received by the Company at its principal executive offices not less than 45 days nor more than 90 days prior to the meeting (or, if less than 55 days' notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the tenth day following the day on which such notice was mailed or such prior public disclosure was made). Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain certain specified information about that person.

SUPERMAJORITY VOTE FOR CERTAIN BUSINESS COMBINATIONS

     The Articles provide that no Business Combination (as hereinafter defined) shall be effected unless it is approved at the shareholders' meeting called for that purpose by the affirmative vote of 80% of the total voting power of the holders of voting securities or other obligations with voting power (excluding such securities and obligations owned by an Acquiring Entity (as hereinafter defined) and its affiliates). In addition to the voting requirements, no Business Combination may be effected without first satisfying substantive conditions with regard to: (i) the consideration to be received by shareholders;
(ii) certain restrictions prohibiting the Acquiring Entity from purchasing voting securities or obligations with voting power subsequent to becoming an Acquiring Entity but prior to any Business Combination; (iii) the dividends paid on the outstanding stock of the Company; (iv) certain restrictions prohibiting the Acquiring Entity from receiving the benefit of any financial assistance of the Company or making any major change in the Company's business or equity capital structure without unanimous approval of the directors and (v) the distribution of a proxy statement containing any recommendations by the directors and the opinion of a reputable investment banking firm as to the fairness of the terms of the Business Combination.

     These requirements will not apply to a Business Combination that (i) is approved by a majority of directors unaffiliated with the Acquiring Entity who were directors prior to an Acquiring Entity's becoming such (or certain successors) (the "Continuing Directors"), if there are at least three Continuing Directors or (ii) involves solely either (A) a transfer of assets of the Company to a subsidiary wholly owned by the Company or (B) a merger or consolidation with or into a successor corporation, as long as the percentages of shareholder ownership remain the same and the successor corporation's articles of incorporation contain the same provisions as the Articles.

     A "Business Combination" is defined in the Articles as: (i) any merger or consolidation of the Company with or into any entity unrelated to the Company which is the beneficial owner of securities representing 30% or more of the voting power of the Company's securities or other obligations of the Company granting voting rights (an "Acquiring Entity") or any affiliate thereof; (ii) any sale or other disposition of all or substantially all of the assets of the Company to an Acquiring Entity or any affiliate thereof; (iii) any sale or other disposition to the Company or any subsidiary thereof of any assets in exchange for which an Acquiring Entity or any affiliate thereof becomes the beneficial owner of either (A) voting securities of the Company or any subsidiary thereof or (B) other obligations of the Company granting voting rights; (iv) any transaction designed to decrease the number of holders of the Company's voting securities remaining after an Acquiring Entity has become an Acquiring Entity or
(v) the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Acquiring Entity or any affiliates thereof.

LOUISIANA LAW

     Louisiana law requires that certain transactions, such as mergers, consolidations or share exchanges, with a shareholder beneficially owning 10% or more of the voting power of the corporation (an "Interested Shareholder") or its affiliates be recommended by the board of directors and approved by the affirmative vote of (i) 80% of the votes entitled to be cast by outstanding shares of the corporation's voting stock and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than the Interested Shareholder and its affiliates. These voting requirements do not apply to such transactions if the transaction (i) does not alter the contract rights of the stock or change or convert, in whole or in part, the outstanding shares of the corporation or (ii) satisfies certain requirements with regard to the consideration to be received by shareholders and certain procedural requirements.

OTHER PROVISIONS

     The Articles and Louisiana law provide that the Board of Directors of the Company, when evaluating a tender offer or an offer to make a tender or exchange offer or to effect a Business Combination, may, in exercising its judgment in determining what is in the best interests of the Company and its shareholders, consider the following factors and any other factors that it deems relevant: (i) not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of the Company, but also (A) the market price for the capital stock of the Company over a period of years, (B) the estimated price that might be achieved in a negotiated sale of the Company as a whole or in part or through orderly liquidation, (C) the premiums over market price for the securities of other corporations in similar transactions, (D) current political, economic and other factors bearing on securities prices and (E) the Company's financial condition and future prospects; (ii) the social and economic effects of such transaction on the Company, its subsidiaries or their employees, customers, creditors and the communities in which the Company and its subsidiaries do business; (iii) the business and financial condition and earnings prospects of the acquiring party or parties, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring party or parties, and the possible effect of such conditions upon the Company and its subsidiaries and the communities in which the Company and its subsidiaries do business; and (iv) the competence, experience and integrity of the acquiring party or parties and its or their management.

AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES AND BYLAWS

     The Articles provide, with certain exceptions, that the holders of a majority of the total voting power present at a shareholders' meeting are required to amend certain provisions of the Articles. The exceptions relate generally to the authority of the Board of Directors to issue Preferred Stock, the antitakeover provisions and limitations on director liability, in which instances an amendment requires approval of holders of 80% of the total voting power. The Bylaws provide that they may be amended or repealed only by (i) a majority of the entire Board of Directors at any time when there is no Acquiring Entity, (ii) both a majority of the entire Board of Directors and a majority of the Continuing Directors at any time when there is an Acquiring Entity or (iii) the affirmative vote of the holders of at least 80% of the total voting power.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in and/or outside the United States:
(i) through underwriters or dealers, (ii) directly to a limited number of purchasers or to a single purchaser or (iii) through agents. The Prospectus Supplement with respect to the Securities offered thereby (the "Offered Securities") will set forth the terms of the offering of the Offered
Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities to be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     During and after an offering through underwriters, such underwriters may purchase and sell the Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Offered Securities sold for their account may be reclaimed by the syndicate if such Offered Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     If dealers are used in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Securities may be sold directly by the Company to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by McGlinchey Stafford, a professional limited liability company, New Orleans, Louisiana. Certain legal matters in connection with the Debt Securities offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas. McGlinchey Stafford, a professional limited liability company, will pass on all matters of Louisiana law in this connection.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheet of the Company as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, and the related schedules, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREAFTER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
         PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...........    S-3
Forward-Looking Statements..............    S-9
Risk Factors............................    S-9
Use of Proceeds.........................    S-14
Capitalization..........................    S-15
Unaudited Pro Forma and Pro Forma
  Combined Financial Statements.........    S-16
Selected Historical Financial Data......    S-24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    S-25
Business................................    S-31
The Noble Rigs..........................    S-39
Management..............................    S-40
Description of Notes....................    S-42
Underwriting............................    S-66
Legal Matters...........................    S-66
               PROSPECTUS
Available Information...................     3
Incorporation of Certain Documents by
  Reference.............................     3
The Company.............................     4
Use of Proceeds.........................     4
Ratio of Earnings to Fixed Charges......     4
Description of Debt Securities..........     4
Description of Capital Stock............     10
Plan of Distribution....................     13
Legal Matters...........................     14
Independent Public Accountants..........     14

                                  $325,000,000
                                     [LOGO]

                                PRIDE PETROLEUM
                                 SERVICES, INC.
                          9 3/8% SENIOR NOTES DUE 2007

                  ___________________________________________
                             PROSPECTUS SUPPLEMENT
                  ___________________________________________

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                           JEFFERIES & COMPANY, INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                               SOUTHCOAST CAPITAL
                                  CORPORATION

                                  May 2, 1997

================================================================================